Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of December 19, 2007, by and among Elsevier Inc., a New York corporation (the “Purchaser”), Eclipsys Corporation, a Delaware corporation (“Eclipsys”), Eclipsys Solutions Corporation, a Delaware corporation and wholly-owned subsidiary of Eclipsys (“Solutions”), and CPM Resource Center, Inc., a Delaware corporation (the “Company”). Eclipsys, the Company and Solutions are sometimes referred to herein as a “Seller,” and collectively as the “Sellers.” Certain capitalized terms used in this Agreement are defined in the attached Exhibit A.

The Sellers own and operate the CPMRC Business and the Sellers have agreed to sell to Purchaser and Purchaser has agreed to buy from Sellers, the Transferred Assets, on the terms and conditions set forth in this Agreement (such sale and purchase, the “Transaction”).

In consideration of the foregoing recitals, the mutual representations, warranties and covenants set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which the parties acknowledge, the parties agree as follows:

ARTICLE 1

PURCHASE AND SALE OF THE TRANSFERRED ASSETS

1.1 Sale of Transferred Assets. Subject to the terms, provisions and conditions contained in this Agreement, at the Closing, Sellers agree to sell, assign, transfer, convey and deliver to Purchaser, and Purchaser agrees to purchase and acquire from Sellers, all right, title and interest in the Transferred Assets, free and clear of all Claims. The “Transferred Assets” shall mean the following items owned or leased by the Sellers or any of them:

(a) all CPMRC Content;

(b) subject to Section 4.2(b), all of Sellers’ rights under license to the Licensed Intellectual Property, including the Licensed Intellectual Property set forth in Section 1.1(b) of the Seller Disclosure Schedule;

(c) all Proprietary Intellectual Property, including the Proprietary Intellectual Property set forth in Section 1.1(c) of the Seller Disclosure Schedule;

(d) all Customer Deliverables, including the Customer Deliverables set forth in Section 1.1(d) of the Seller Disclosure Schedule;

(e) the Internal Systems;

(f) all Business Marks, including the Business Marks set forth in Section 2.13(h) of the Seller Disclosure Schedule;

(g) all items listed in Section 2.13(a) of Seller Disclosure Schedule;

(h) all Domain Names;

(i) copies of portions of the books and records of each Seller relating primarily to the operation of the CPMRC Business and the Transferred Assets, including copies of the Transferring Contracts and all correspondence and memoranda relating thereto applicable to the CPMRC Business;

(j) the agreements listed in Section 1.1(j) of the Seller Disclosure Schedule;

(k) the rights as assignee or subcontractor under the Transferring Contracts pursuant to this Agreement or the Consulting and Subcontracting Agreement;

(l) the Tangible Transferred Assets; and

(m) all other Seller CPMRC Assets.

1.2 Excluded Assets. Notwithstanding anything set forth in this Agreement to the contrary, the Sellers are not selling to the Purchaser and the Purchaser is not purchasing from the Sellers any Excluded Assets. For this purpose, “Excluded Assets” means all assets not expressly provided in Section 1.1. For the avoidance of doubt, Excluded Assets include, but are not limited to, the following assets:

(a) cash or cash equivalents;

(b) bank accounts;

(c) insurance policies;

(d) Tax credits and Tax refunds with respect to the Transferred Assets and the CPMRC Business for Pre-Closing Periods;

(e) Accounts Receivable;

(f) any assets of any Employee Benefit Plan or interest in any Employee Benefit Plan;

(g) all rights under any agreement of any Seller that are not being assigned or subcontracted pursuant to this Agreement or the Consulting and Subcontracting Agreement;

(h) any personnel records or business records of any Seller, including such records that any Seller is required by law to retain in its possession;

(i) all assets used in connection with any of the matters referred to in Section 1.2(i) of the Seller Disclosure Schedule, even if used, but not primarily used, in the CPMRC Business;

(j) Eclipsys Software;

(k) Eclipsys Services Methodologies; and

(l) all other assets, properties, privileges, rights, interests and claims, real and personal, tangible and intangible, of every type and description, of Eclipsys not used primarily in connection with the CPMRC Business.

1.3 Purchase Price and Earnout.

(a) Purchase Price. Subject to the terms and conditions of this Agreement, the aggregate purchase price payable for the Transferred Assets will be Twenty-Seven Million Dollars ($27,000,000), plus any amounts payable by Purchaser pursuant to Section 1.3(b) and Section 1.3(c) hereof, less the Deferred Revenue Amount (the “Purchase Price”). At the Closing, the Purchaser will pay to the Sellers Twenty-Five Million Dollars ($25,000,000) less the Estimated Deferred Revenue Amount by wire transfer of immediately available funds to an account designated by Eclipsys no later than two (2) business days prior to the Closing Date, and at the times specified in and subject to Section 4.2(d), the Purchaser will pay to the Sellers Two Million Dollars ($2,000,000) (the “CICC Update Payment”).

(b) Earnout.

(i) As additional consideration for the Transferred Assets, subject to the provisions of Section 1.3(b)(ii), the Purchaser shall pay to the Sellers an amount, if any, determined in accordance with this Section 1.3(b) (the “Earnout Amount”).

(A) Earnout Year 1. In the event that CPMRC Content Orders for the period from the Closing Date to the end of the Purchaser’s fiscal year ending December 31, 2008 (“Earnout Year 1”) is at least $2,700,000 (the “Earnout Year 1 Target”), the Purchaser shall pay to the Sellers an aggregate amount of $1,500,000 (“Year 1 Earnout Amount”) in accordance with the terms of this Agreement. In the event that the CPMRC Content Orders during Earnout Year 1 is less than $2,700,000, the Purchaser shall pay to the Sellers a proportional amount of the Year 1 Earnout Amount that is equal to the product of (1) the Year 1 Earnout Amount multiplied by (2) a fraction, the numerator of which is the amount of CPMRC Content Orders during Earnout Year 1 and the denominator of which is the Earnout Year 1 Target. For example, if CPMRC Content Orders during Earnout Year 1 is $1,800,000, the Purchaser would pay to the Sellers 66.667% of the Year 1 Earnout Amount, or $1,000,000.

(B) Earnout Year 2. In the event that CPMRC Content Orders during the Purchaser’s fiscal year ending December 31, 2009 (“Earnout Year 2”, and together with Earnout Year 1, each, an “Earnout Year”) of at least $3,600,000 (the “Earnout Year 2 Target”), the Purchaser shall pay to the Sellers an aggregate amount of $1,500,000 (“Year 2 Earnout Amount”) in accordance with the terms of this Agreement. In the event that the CPMRC Content Orders during Earnout Year 2 is less than $3,600,000, the Purchaser shall pay to the Sellers a proportional amount of the Year 2 Earnout Amount that is equal to the product of (1) the Year 2 Earnout Amount multiplied by (2) a fraction, the numerator of which is the amount of CPMRC Content Orders during Earnout Year 2 and the denominator of which is the Earnout Year 2 Target.

(C) Earnout Cumulative. Notwithstanding the provisions of Sections 1.3(b)(i)(A) and (B):

(1) in the event that the CPMRC Content Orders during Earnout Year 1 is less than the Earnout Year 1 Target, but the aggregate amount of CPMRC Content Orders reported by CPMRC during Earnout Year 1 and Earnout Year 2 (the “Aggregate CPMRC Content Orders”) is equal to at least $6,300,000, then in addition to the Year 2 Earnout Amount, the Purchaser shall pay to the Sellers, on the date on which the Year 2 Earnout Amount is to be paid by the Purchaser to the Sellers, an additional amount equal to the difference between (1) the Year 1 Earnout Amount minus (2) the amount paid by the Purchaser to the Sellers pursuant to Section 1.3(b)(i)(A); and

(2) in the event that the CPMRC Content Orders during Earnout Year 2 is less than the Earnout Year 2 Target, but the Aggregate CPMRC Content Orders is equal to at least $6,300,000, then in lieu of, and without duplication of, the amount to be paid by the Purchaser to the Sellers pursuant to Section 1.3(b)(i)(B), the Purchaser shall pay to the Sellers the Year 2 Earnout Amount.

(D) Additional Earnout. In the event that the Aggregate CPMRC Content Orders is greater than $6,300,000, the Purchaser shall pay to the Sellers, on the date on which the Earnout Amount for Earnout Year 2 would be paid by the Purchaser, in addition to the amounts paid by Purchaser to Sellers pursuant to Sections 1.3(b)(i)(B) and/or (C), an amount equal to the product of (1) the difference between the Aggregate CPMRC Content Orders minus $6,300,000 multiplied by (2) 0.50; provided, that in no event shall the aggregate Earnout Amount to be paid to the Sellers pursuant to this Agreement exceed $4,000,000.

(ii) Within thirty (30) days following the completion of the applicable Earnout Year, the Sellers shall deliver to the Purchaser a statement for the Earnout Amount to which it is entitled under this Section 1.3(b), together with the calculation of the applicable Earnout Amount (the “Calculation”). The Calculation shall be determined in good faith by the Sellers and shall include sufficient detail to enable the Purchaser to review the factors included in the Calculation. The Purchaser shall have the later of (a) sixty (60) days following the receipt of the invoice from the Sellers and (b) until March 31, 2007 to review the Calculation (the “Review Period”). During the Review Period, the Purchaser, its independent auditors and other representatives shall, upon two (2) business days’ prior notice, at the Purchaser’s sole cost and expense, be permitted full access during normal working hours to review the books and records of the Sellers for the sole purpose of reviewing the Calculation (including the working papers of the Sellers relating thereto) and shall be permitted to discuss the Calculation with the senior officers and financial management of the Sellers; provided, however, that such access and discussions shall be conducted in a manner that will not unreasonably disrupt the operation of Sellers’ business. In the event that the Purchaser concurs with the Calculation, the Purchaser shall provide the Sellers with written notice of such concurrence (“Earnout Concurrence Notice”), and the Purchaser shall pay to the Sellers the applicable Earnout Amount not later than three (3) business days following the expiration of the Review Period. In the event that the Purchaser disputes all or any portion of the Calculation, the Purchaser shall provide the Sellers with written notice of such dispute (“Earnout Dispute Notice”) not later than the expiration of the Review Period, which Earnout Dispute Notice shall set forth the Purchaser’s proposed calculation of the applicable Earnout Amount. Subject to the terms of this Agreement, the Purchaser shall pay the Sellers the non-disputed amount within three (3) business days of the receipt by the Sellers of the Earnout Dispute Notice, and the parties shall, during the thirty (30) days following the delivery by the Purchaser of such Earnout Dispute Notice (the “Earnout Negotiation Period”), use commercially reasonable efforts to reach agreement as to the disputed amount. If, during such period, the parties are unable to reach agreement, they shall promptly thereafter (but in no event later than thirty (30) days from the end of the Earnout Negotiation Period) engage a firm of independent accountants of national recognized standing, reasonably satisfactory to the Sellers and the Purchaser, to resolve the disagreement, provided, that if the Sellers and the Purchaser are unable to agree upon such firm of independent accountants, such firm shall be any of Ernst & Young, KPMG or Grant Thornton, in that order of priority, provided that such firm does not serve at such time, and has not served during each of the prior two fiscal years, as the independent accountants of either the Purchaser or Eclipsys, and does not have at such time, and has not had during each of the prior two fiscal years, any other significant business relationship with either the Purchaser or Eclipsys. Such independent accountants shall promptly review this Agreement and the Calculation and such other documents and workpapers and shall have access to such personnel as they reasonably deem necessary. Such independent accountants shall, as promptly as practicable, deliver to the Sellers and the Purchaser a report setting forth the amount of the disputed portion of the applicable Earnout Amount. Such report shall be final, conclusive and binding upon the parties hereto, absent fraud or manifest error, and, if applicable, the Purchaser shall pay the Sellers the portion of the applicable Earnout Amount set forth on such report within ten (10) business days of the receipt by the Purchaser of such report. The fees and expenses of the independent accountants referred to in this Section 1.3(b)(ii) shall be apportioned between the Sellers, on the one hand, and the Purchaser, on the other hand, in proportions based upon the relative success of each party’s claims as reflected in the determinations made by the independent accountants pursuant to this Section 1.3(b)(ii).

(iii) The parties hereto agree that all Earnout Amounts payable pursuant to this Section 1.3(b) are intended to be treated as additional purchase price consideration for the purchase and sale of the Transferred Assets and neither the Sellers nor the Purchaser, nor any of their respective Affiliates, shall take any position in Tax Return or Tax Contest that is inconsistent with such agreement without the consent (not to be unreasonably withheld) of the other party unless required to do so by applicable law.

(c) Additional Purchase Price. If the conditions set forth in Project Schedule D of the Consulting and Subcontracting Agreement are satisfied requiring a payment of additional purchase price by the Purchaser to the Sellers, then not later than five (5) business days following the satisfaction of such conditions, the Purchaser shall pay to the Sellers the amount specified in accordance with the terms of Project Schedule D to the Consulting and Subcontracting Agreement by wire transfer of immediately available funds to the account designated by Eclipsys pursuant to Section 1.3(a) herein.

1.4 Assumption of Liabilities. Except as expressly provided in this Section 1.4, the Purchaser shall assume none of any Sellers’ liabilities or obligations relating to the CPMRC Business, the Transferred Assets or otherwise. In connection with the purchase and sale of the Transferred Assets pursuant to this Agreement, at the Closing, the Purchaser shall assume and agrees to pay, discharge, perform or otherwise satisfy only the following liabilities and obligations relating to the CPMRC Business and the Transferred Assets (the “Assumed Liabilities”): (i) the liabilities and obligations as assignee or subcontractor under the Transferring Contracts, as agreed to by the Purchaser, pursuant to this Agreement or the Consulting and Subcontracting Agreement, but only to the extent such liabilities or obligations (a) relate to any period following the Closing Date and (b) do not otherwise arise out of any breach or alleged breach by any Seller, and (ii) the liabilities arising out of or resulting from the operation of the CPMRC Business and ownership of the Transferred Assets by the Purchaser from and after the Closing Date.

1.5 Excluded Liabilities. Except for assumption at the Closing of the Assumed Liabilities, the Purchaser does not assume (either expressly or implicitly) and shall not be responsible or liable for any of the debts, claims, obligations, expenses, litigation, violations, penalties, assessments, losses, damages or other liabilities of any of the Sellers or any of their Affiliates, of any kind, character or description whatsoever, whether presently in existence or arising hereafter, direct, indirect, known or unknown, absolute or contingent and regardless of any disclosure to the Purchaser, including (i) any accounts payable (including all invoices for the September Consortium that have not yet been received as of the Closing Date) and any intercompany payables arising prior to the Closing, (ii) any indebtedness of the Sellers, (iii) any Taxes of the Sellers for Pre-Closing Periods, (iv) any liabilities or obligations other than the Assumed Liabilities as to which a third party might assert that Purchaser has transferee liability, (v) any liabilities or obligations of the Sellers or any Affiliate of the Sellers to any of their consultants or employees, including liabilities or obligations for overtime, severance, accrued but unused vacation as of the Closing Date, bonuses under the Employee Benefit Plans attributable to the Pre-Closing Periods, (vi) any and all liabilities under any of the Sellers’ Employee Benefits Plans or under any employment agreements with any of the Employees, and (vii) liabilities or expenses relating to, arising out of or resulting from the operation of the CPMRC Business or ownership of the Transferred Assets prior to Closing, including those liabilities set forth in Section 2.8 of the Seller Disclosure Schedule and any amounts payable by Eclipsys to Bonnie L. Wesorick pursuant to the Eclipsys/CPMRC Merger Agreement, including Section 1.5 thereof (collectively, “Excluded Liabilities”).

1.6 Closing. The parties agree to conduct the closing of the Transaction (“Closing”) at the offices of Baker & McKenzie LLP, 130 East Randolph Street, Suite 3900, Chicago, Illinois, on the date hereof (such date of the Closing, the “Closing Date”).

1.7 Closing Deliveries. At the Closing:

(a) the Sellers will deliver, or will cause to be delivered, to the Purchaser (i) the License Agreement, (ii) the Consulting and Subcontracting Agreement, (iii) the Reseller Agreement, (iv) the Transition Services Agreement, (vi) the Bill of Sale, (vii) the Transferred Assets to the extent tangible and deliverable and (viii) a certification from each Seller stating, under penalty of perjury, such Seller’s U.S. taxpayer identification number and address and that such Seller is not a “foreign person” as defined in Section 1445 of the Code; and

(b) the Purchaser will deliver to the Sellers (i) the License Agreement, (ii) the Consulting and Subcontracting Agreement, (iii) the Reseller Agreement, (iv) the Transition Services Agreement, (v) the Bill of Sale and (vi) that portion of the Purchase Price set forth in the second sentence of Section 1.3(a).

1.8 Deferred Revenue Purchase Price Adjustment. The Purchase Price shall be subject to adjustment as follows:

(a) Not later than sixty (60) days following the Closing, the Sellers will deliver to the Purchaser an unaudited statement of the Deferred Revenue of the CPMRC Business as of the Closing Date (the “Deferred Revenue Statement”), which will show the Deferred Revenue Amount as of the Closing Date. Section 1.8(a) of the Seller Disclosure Schedule sets forth an example of how the Deferred Revenue Amount would be calculated. For the avoidance of doubt, “Deferred Revenue” will be calculated as revenue billed or received but not yet recognized under GAAP. As examples, maintenance revenue received but not yet recognized and prepayments received for consulting services not yet rendered shall be considered “Deferred Revenue.”

(b) Review by the Purchaser. Promptly after delivery to the Purchaser of the Deferred Revenue Statement, the Purchaser shall review the same, and within thirty (30) days after delivery of the Deferred Revenue Statement, deliver a notice to the Sellers either: (i) concurring with the Deferred Revenue Amount as set forth in the Deferred Revenue Statement (“Notice of Concurrence”); or (ii) disagreeing therewith (“Notice of Disagreement”). If the Purchaser shall deliver a Notice of Disagreement, it shall concurrently deliver to the Sellers a statement setting forth its proposed revisions to the Deferred Revenue Statement. Failure by the Purchaser to deliver a Notice of Disagreement and proposed revisions within such 30-day period shall be deemed to constitute a Notice of Concurrence.

(c) Resolution of Disagreements. If a Notice of Disagreement is delivered pursuant to subsection 1.8(b), the parties shall, during the thirty (30) days following such delivery (“Negotiation Period”), use commercially reasonable efforts to reach agreement as to the Deferred Revenue Amount. If, during such period, the parties are unable to reach agreement, they shall promptly thereafter (but in no event later than thirty (30) days from the end of the Negotiation Period) engage a firm of independent accountants of national recognized standing, reasonably satisfactory to Eclipsys and the Purchaser, to resolve the disagreement; provided, that if Eclipsys and the Purchaser are unable to agree upon such firm of independent accountants, such firm shall be any of Ernst & Young, KPMG or Grant Thornton, in that order of priority, provided that such firm does not serve at such time, and has not served during each of the prior two fiscal years, as the independent accountants of either the Purchaser or Eclipsys, and does not have at such time, and has not had during each of the prior two fiscal years, any other significant business relationship with either the Purchaser or Eclipsys. Such independent accountants shall promptly review this Agreement, the Deferred Revenue Statement and the statement accompanying the Notice of Disagreement and such other documents and workpapers and shall have access to such personnel as they reasonably deem necessary. Such independent accountants shall, as promptly as practicable, deliver to Eclipsys and the Purchaser a report setting forth the Deferred Revenue Amount prepared in accordance with the terms of this Agreement. Such report shall be final, conclusive and binding upon the parties hereto, absent fraud or manifest error.

(d) The date on which the Deferred Revenue Amount is finally determined shall hereinafter be referred to as the “Settlement Date.” In the event the Deferred Revenue Amount is greater than the Estimated Deferred Revenue Amount, the Sellers shall pay to the Purchaser within ten (10) business days after the Settlement Date an amount equal to such excess. In the event the Deferred Revenue Amount is less than the Estimated Deferred Revenue Amount, the Purchaser shall pay to the Sellers within ten (10) business days after the Settlement Date an amount equal to such deficiency. Any amounts that remain unpaid after the time periods set forth for payment in this Section 1.8(d) shall accrue interest at a per annum rate equal to the prime rate as reported in The Wall Street Journal from time to time. Any payment required pursuant to this Section 1.8(d) shall be deemed to be an adjustment to the Purchase Price for all purposes, and shall be made by the wire transfer of immediately available funds for credit to the recipient, to the account designated by such recipient in writing.

(e) Expenses. The out-of-pocket fees and expenses of the preparation of the Deferred Revenue Statement shall be split equally between the Purchaser and the Sellers and the fees and expenses of the independent accountants referred to in Section 1.8(c) shall be apportioned between the Sellers, on the one hand, and the Purchaser, on the other hand, in proportions based upon the relative success of each party’s claims as reflected in the determinations made by the independent accountants pursuant to Section 1.8(c).

1.9 Allocation of Purchase Price. The Sellers and the Purchaser agree that the Purchase Price shall be allocated among the Transferred Assets in accordance with Section 1060 of the Code, as set forth in Section 1.9 of the Seller Disclosure Schedule. Sellers and Purchaser agree (i) to file all Tax Returns and forms (including IRS Form 8594 or any successor form) in accordance with such allocation, (ii) to update such Tax Returns and forms in accordance with Section 1060 of the Code to the extent necessary to reflect adjustments to the Purchase Price and (iii) not to take any position before any Tax authority that is inconsistent with such allocation, unless otherwise required by law.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller, jointly and severally, hereby makes to the Purchaser the representations and warranties set forth in this Article 2, as qualified by the section of the Seller Disclosure Schedule that relates thereto. All references to the “Seller Disclosure Schedule” shall mean the disclosure schedule attached as Exhibit B to this Agreement. For the avoidance of doubt, the representations and warranties of the Sellers contained herein are made by the Sellers with respect to the Sellers and the CPMRC Business, as the case may be, and include, with respect to the Company, the predecessor company to the Company, CPM Resource Center, Ltd., a Michigan corporation, which was merged with and into the Company on March 5, 2004. The Seller Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article 2. For purposes of the representations and warranties of Sellers contained herein: (i) any information disclosed in a section of the Seller Disclosure Schedule (including any exhibits and attachments incorporated therein by reference) shall be deemed to be disclosed with respect to any other section of the Seller Disclosure Schedule if there is a cross-reference in such Seller Disclosure Schedule to another section of such Seller Disclosure Schedule or otherwise it is readily apparent that such information also qualifies or applies to another section of the Seller Disclosure Schedule; and (ii) the inclusion of any information in any section of the Seller Disclosure Schedule or other document delivered by the Sellers pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

2.1 Organization, Qualification and Corporate Power. Each of the Sellers is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Sellers is duly qualified to conduct business and is in good standing under the laws of each jurisdiction listed in Section 2.1 of the Seller Disclosure Schedule, which jurisdictions constitute the only jurisdictions in which the CPMRC Business or the ownership or leasing of the Transferred Assets requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Sellers collectively have all requisite corporate power and authority to carry on the CPMRC Business that they have conducted and to own and use the Transferred Assets they have owned and used.

2.2 Authorization of Transaction. Each Seller has all requisite power and authority to execute and deliver this Agreement and the Transaction Agreements to which it is a party and to perform its obligations hereunder and thereunder. The execution and delivery by each Seller of this Agreement and the Transaction Agreements to which it is a party and the consummation by each Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of each Seller, and no other corporate action on the part of any Seller is necessary to authorize each Seller’s execution and delivery of this Agreement and the other Transaction Agreements to which it is a party. This Agreement and the Transaction Agreements to which it is a party have been duly and validly executed and delivered by each Seller and constitute valid and binding obligations of each Seller, enforceable against each Seller in accordance with their respective terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.3 Noncontravention. Neither the execution and delivery by each Seller of this Agreement and the Transaction Agreements to which it is a party, nor the consummation by each Seller of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the Certificate of Incorporation or By-laws of any Seller, (b) require on the part of any Seller any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which any Seller is a party or by which any Seller is bound or to which any of their respective assets are subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which, individually or in the aggregate, would not be material to the CPMRC Business or adversely affect the consummation of the transactions contemplated hereby, (ii) any notice, consent or waiver the absence of which, individually or in the aggregate, would not be material to the CPMRC Business or adversely affect the consummation of the transactions contemplated hereby or (iii) notices, consents or waivers required to transfer or subcontract the Transferring Contracts, (d) result in the imposition of any Security Interest upon any of the Transferred Assets or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to any Seller or any of the Transferred Assets or the CPMRC Business.

2.4 Brokers’ Fees. With the exception of the fees and expenses payable to Robert Miller or MTW Studios, Inc., which fees and expenses will be paid by Eclipsys, no Seller has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Contemplated Transactions.

2.5 Projections. The projections set forth in Section 2.5 of the Seller Disclosure Schedule that are part of the Future Business Information (the “Projections”) were prepared by Eclipsys in good faith using the same type of information used by the management of Eclipsys in preparing its own projections.

2.6 Financial Information. Eclipsys has provided to the Purchaser the Financial Information. Except as set forth in Section 2.6(b) of the Seller Disclosure Schedule, the Financial Information fairly presents the financial condition and results of operations of the CPMRC Business as of the respective dates thereof and for the periods referred to therein and is true and correct in all material respects. Except as set forth in Section 2.6(b) of the Seller Disclosure Schedule, the Financial Information is consistent with the books and records of the Sellers, which records are true and correct.

2.7 Absence of Certain Changes. Since the Most Recent Balance Sheet Date, (a) there has not been any event or occurrence, or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a Material Adverse Effect on the CPMRC Business, (b) the Sellers have carried on the CPMRC Business in the Ordinary Course of Business and (c) except for amounts as reflected in the Most Recent Balance Sheet, as any of such items listed in clauses (i)-(xii) relate to the CPMRC Business, no Seller has:

(i) borrowed any money which borrowings are in excess of $100,000 in the aggregate;

(ii) voluntarily incurred any Liability outside the Ordinary Course of Business;

(iii) suffered any damage, destruction or loss of physical property or goods resulting in costs or expenses to the Company in excess of $50,000 whether or not covered by insurance;

(iv) incurred or committed to incur any capital expenditures in excess of $100,000;

(v) leased, licensed, sold, transferred, encumbered or permitted to be encumbered any asset, Intellectual Property or other property (including sales or transfers to Affiliates of the Company but excluding licensing by the Company or Eclipsys of CPMRC Content in the Ordinary Course of Business) or canceled or compromised any of its debts, except in the Ordinary Course of Business;

(vi) entered into or accelerated, terminated, modified or cancelled any material agreement, contract, lease or license (or series of related material agreements, contracts, leases or licenses);

(vii) waived or released any right or claim in excess of $50,000 relating to the CPMRC Business;

(viii) granted any general or specific increase in compensation (including bonuses, profit sharing or deferred compensation) payable to or to become payable to any Employees or Consultants, except as required by law or under existing contractual obligations, or adopted any benefit plan, or granted, increased, augmented or improved the benefits granted to or for the benefit of any Employee of Consultant under any Employee Benefit Plan, except in the Ordinary Course of Business or as required by law;

(ix) failed to maintain their accounts, books and records in the usual, regular and ordinary manner on a basis consistently applied;

(x) changed any of its subscription policies (including subscriber acquisition and retention policies) or materially reduced any of the services provided to subscribers;

(xi) settled or compromised any Tax liability or agreed to any adjustment of any Tax attribute or made any material election with respect to its Taxes; or

(xii) entered into any transaction or taken any action or failed to enter into any transaction or failed to take any action that would reasonably be expected to have a Material Adverse Effect on the CPMRC Business.

2.8 Undisclosed Liabilities. The Sellers do not have any liabilities with respect to the CPMRC Business, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due, except for (a) liabilities shown on the Most Recent Balance Sheet of the CPMRC Business, (b) liabilities which have arisen since the Most Recent Balance Sheet Date of the CPMRC Business in the Ordinary Course of Business, which liabilities primarily relate to deferred revenue paid annually by clients in advance for maintenance services and which do not in the aggregate exceed $500,000, and (c) liabilities incurred since the Most Recent Balance Sheet Date of the CPMRC Business outside the Ordinary Course of Business set forth in Section 2.8 of the Seller Disclosure Schedule.

2.9 Tax Matters.

(a) Each Seller has filed (or has caused to be filed) on a timely basis all material Tax Returns that it was required to file with respect to the Transferred Assets. Each Seller has paid (or has caused to be paid) on a timely basis all Taxes that were due and payable with respect to the Transferred Assets, whether or not shown on any Tax Return. All material Taxes that each Seller is or was required by law to withhold or collect with respect to the Transferred Assets have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity.

(b) No examination or audit of any Tax Return of the Sellers by any Governmental Entity, as such Tax Return relates to the Transferred Assets, is currently in progress or, to the knowledge of the Sellers, threatened or contemplated. No deficiencies for any Taxes with respect to the Transferred Assets have been proposed, asserted or assessed against the Sellers which have not been resolved and paid in full.

(c) There are no liens or other encumbrances with respect to Taxes upon the Transferred Assets, other than with respect to Taxes not yet due and payable.

(d) No Seller is a “foreign person” within the meaning of Section 1445 of the Code, and each Seller will furnish Purchaser with an affidavit that satisfies the requirements of Section 1445 of the Code.

2.10 Assets.

(a) Eclipsys, the Company or Solutions is the true and lawful owner, and has good and marketable title to, or a valid leasehold interest in, or a valid license to, all right, title and interest in and to all of the Transferred Assets, free and clear of all Claims, and upon consummation of the Contemplated Transactions, the Sellers shall have conveyed, assigned and transferred to the Purchaser title to all of the Transferred Assets, free and clear of all Claims. The Transferred Assets, together with the rights made available to the Purchaser pursuant to the Transaction Agreements, are sufficient for the operation of the CPMRC Business by the Purchaser after Closing in substantially the same manner as conducted prior to the Closing. Without limiting the foregoing, the Transferred Assets, together with the rights made available to the Purchaser pursuant to the Transaction Agreements, include all of the tools and applications necessary to render, manage and deliver the CPMRC Content in paper form or in CICC format and the Restricted Services to the customers of the CPMRC Business as of the date hereof and immediately following Closing. All of the Transferred Assets are free from material defects, have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear), are operated in conformity in all material respects with all applicable laws and regulations. For the avoidance of doubt, the Transferred Assets do not include the assets described in Section 1.2.

(b) Section 2.10(b) of the Seller Disclosure Schedule lists individually (i) all fixed assets (within the meaning of GAAP) that are part of the Transferred Assets having a book value greater than $25,000 and (ii) all other assets of a tangible nature (other than inventories) that are part of the Transferred Assets whose book value exceeds $25,000.

(c) Each item of equipment, motor vehicle and other asset that are part of the Transferred Assets that is pursuant to a lease agreement or other contractual arrangement is in such condition that, upon its return to its lessor or owner under the applicable lease or contract, the obligations of any Seller, as applicable, to such lessor or owner will have been discharged in full.

2.11 Real Property. No Seller owns or has ever owned any real property used or held for use in the operation of the CPMRC Business.

2.12 Real Property Leases. Section 2.12 of the Seller Disclosure Schedule lists all Leases. The Sellers have delivered to the Purchaser complete and accurate copies of the Leases. With respect to each Lease:

(a) such Lease is a legal, valid and binding obligation of Eclipsys, the Company or Solutions, as applicable, and based on Sellers’ reading of such Lease and to the actual knowledge of the Seller Knowledge Persons without further inquiry, the other parties thereto;

(b) no Seller has received any written notice of a dispute with respect to such Lease;

(c) no Seller or, to the Knowledge of the Sellers, any other party, is in material breach or violation of, or default under, any such Lease, and no event has occurred, is pending or, to the Knowledge of the Sellers, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or default by the Company under such Lease;

(d) the transactions contemplated by this Agreement do not require the consent of any party to such Lease, will not result in a material breach or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid and binding obligations of the Seller that is party thereto, as applicable, following the Closing;

(e) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease;

(f) no Seller owes and, under such Lease, has any obligation to pay, any brokerage commissions or finder’s fees with respect to such Lease;

(g) no Seller or any Affiliate thereof has sublicensed, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold of any Lease;

(h) to the Knowledge of the Sellers, all facilities leased or subleased under each Lease is supplied with utilities and other services adequate for the operation of said facilities; and

(i) to the Knowledge of the Sellers, there is no Security Interest, easement, covenant or other restriction applicable to the real property subject to such Lease which would (or could reasonably be expected to) materially impair the current uses or the occupancy by any Seller of the property subject thereto.

2.13 Intellectual Property.

(a) Section 2.13(a) of the Seller Disclosure Schedule lists each patent, patent application, copyright registration or application therefor, mask work registration or application therefor, and trademark, service mark and domain name registration or application therefor of the Company or related primarily to the CPMRC Business.

(b) Section 2.13(b) of the Seller Disclosure Schedule identifies each license or other agreement pursuant to which any Seller has licensed, distributed or otherwise granted any rights to any third party with respect to any Business-Related Intellectual Property.

(c) Section 2.13(c) of the Seller Disclosure Schedule identifies each license or other agreement (other than licenses for “off-the-shelf” software in an amount representing license, maintenance and other fees less than $10,000, which in the aggregate do not exceed $50,000) pursuant to which any Seller in connection with the CPMRC Business has the right to use Licensed Intellectual Property (each a “Business License Agreement” and collectively, the “Business License Agreements”). Each Business License Agreement is a legal, valid and binding agreement of the Seller that is party thereto, as applicable, and based on Sellers’ reading of such Business License Agreement and to the actual knowledge of the Seller Knowledge Persons without further inquiry, the other party thereto. The Sellers have not received any written notice of any termination of any Business License Agreement as a result of the Contemplated Transactions or otherwise.

(d) All current employees, contractors, consultants and personnel of any Seller who have performed services related to the CPMRC Business have executed written contracts with such Seller, as applicable, that assign all rights to inventions, discoveries, improvements, works of authorship or information relating to the Proprietary Intellectual Property to such Seller, as the case may be. No Seller has received any written notice of a claim by any former employee of any Seller that such person has ownership rights to the Proprietary Intellectual Property except for such matters that have been settled for less than $10,000.

(e) With respect to the Proprietary Intellectual Property, the Sellers collectively are the sole and exclusive owner of the entire right, title and interest in the Proprietary Intellectual Property, free and clear of any Claims. The Business-Related Intellectual Property and all components thereof do not and the use of any of the foregoing by the Purchaser as specified in the Transaction Agreements will not, upon the Closing, infringe upon the Intellectual Property of any third parties located anywhere in the world. None of the Business-Related Intellectual Property is or has been involved in any interference, reissue, reexamination, opposition, invalidation or cancellation action, claim or proceeding and, to the Knowledge of the Sellers, no such action, claim or proceeding has been threatened against the Sellers. No other claim, action, suit, proceeding or investigation with respect to the Business-Related Intellectual Property has ever been instituted, is pending, or to the Knowledge of the Sellers, threatened.

(f) There exists no actual or, to the Knowledge of the Sellers, threatened infringement or misappropriation proceeding by any third party of any Business-Related Intellectual Property or, to the Knowledge of the Sellers, any event that would reasonably be expected to constitute such an infringement or misappropriation.

(g) Section 2.13(g) of the Seller Disclosure Schedule lists all domain names that are owned by any Seller and used primarily in connection with the CPMRC Business other than those owned by or referencing Eclipsys or Eclipsys’ trademarks or service marks (the “Domain Names”) registered anywhere in the world. The Sellers represent and warrant that the Company or Eclipsys is the owner of all of the Domain Names (including all goodwill attached thereto) and that the Sellers have all rights necessary to transfer the Domain Names hereunder as part of the Transferred Assets.

(h) Section 2.13(h) of the Seller Disclosure Schedule sets forth all of the names, trademarks, designs and logos owned by the Company and all of the names, trademarks, designs and logos previously or currently used by any Seller as it relates primarily to the CPMRC Business (collectively, the “Business Marks”). The Sellers represent and warrant that the Company or Eclipsys is the owner of all of the Business Marks (including all goodwill attached thereto) and that the Sellers have all rights necessary to transfer the Business Marks hereunder as part of the Transferred Assets.

(i) As of the Closing Date, the CPRMC Content (i) has been recently updated to reflect current standards of clinical practice, (ii) conforms with all published specifications therefor, and (iii) is compliant with all laws, rules and regulations that impose requirements or restrictions on the CPMRC Content. As of the Closing Date, the CICC has not been updated to reflect changes made to the Clinical Practice Guidelines since June 2007, but when the CICC Updates described in Section 4.2(d) have been completed, the CICC expression of the Clinical Practice Guidelines will be as current and complete as the expression of the Clinical Practice Guidelines in the current version of KBC released on or about September 30, 2007, as such version has been updated as of the Closing Date.

(j) Each Seller has all rights necessary to use the Business Related Intellectual Property it uses and has all rights necessary to transfer such rights in and to the Business Related Intellectual Property to Purchaser as part of the Transferred Assets. Except for any Business Related Intellectual Property that is Licensed Intellectual Property, the Sellers (or any of them) is/are the sole and exclusive owners(s) of, the entire right, title and interest in the Business Related Intellectual Property, free and clear of any Claims.

(k) No federal, state, local or other government funding or university or college facilities were used in the development of any Proprietary Intellectual Property (including any CPMRC Content). For the avoidance of doubt, the information in Section 2.13(k) of the Seller Disclosure Schedule does not affect the representations and warranties being made by the Sellers in Section 2.13(e) of this Agreement.

(l) To the Knowledge of the Sellers, the Internal Systems are free from significant defects or programming errors and conform in all material respects to the written documentation and specifications therefor.

2.14 Contracts.

(a) Section 2.14(a) of the Seller Disclosure Schedule lists the following agreements (written or oral) (i) to which any Seller is a party and that are material to the CPMRC Business or (ii) to which the Purchaser will have rights specifically provided under any of the Transaction Agreements:

(i) all agreements with customers that include the provision of Customer Deliverables for which payments are or may become due or payable after the Closing;

(ii) any agreement (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments in excess of $25,000 per annum or having a remaining term longer than twelve months;

(iii) any agreement (or group of related agreements) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year or (B) which involves more than the sum of $25,000 in the aggregate;

(iv) any agreement relating to the Business-Related Intellectual Property;

(v) any agreement with distributors, resellers, independent suppliers, contractors, vendors, manufacturers and outsourcers which involves more than the sum of $25,000 in the aggregate;

(vi) any agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

(vii) any agreement (or group of related agreements) under which any Seller has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness (including capitalized lease obligations) involving more than $25,000 or under which any Seller has imposed (or may impose) a Security Interest on any of the Transferred Assets;

(viii) any agreement for the disposition of any assets or business (other than sales licenses to the CPMRC Content made in the Ordinary Course of Business), any agreement for the grant to any person of any preferential rights to purchase any of the Transferred Assets or portion of the CPMRC Business, or any agreement for the acquisition of the Transferred Assets or the CPMRC Business (other than purchases of inventory or components in the Ordinary Course of Business);

(ix) any note, bond, indenture, credit facility, mortgage, security agreement or other instrument or document relating to or evidencing indebtedness for money borrowed (all of which indebtedness is prepayable currently at the option of the Company without premium or penalty) or a security interest or mortgage in the Transferred Assets;

(x) any agreement under which any warranty, indemnity or guaranty is issued (other than customary product warranties, indemnities and guaranties provided in the Ordinary Course of Business);

(xi) any agreement concerning non-disclosure, confidentiality, trade secret, invention assignment or other assignment of Intellectual Property provisions;

(xii) any agreement involving any of the Employees;

(xiii) any agreement relating to money advanced or loaned (i) to any of the Employees, or (ii) in an amount exceeding $25,000 in the aggregate to any other person;

(xiv) any agreement under which the consequences of a default or termination would reasonably be expected to have a Material Adverse Effect on the CPMRC Business; and

(xv) any other agreement (or group of related agreements) either involving more than $25,000 or not entered into in the Ordinary Course of Business.

(b) The Sellers have delivered or made available to the Purchaser a complete and accurate copy of each agreement listed in Section 2.14(a) of the Seller Disclosure Schedule and a written summary setting forth the terms and conditions of each oral agreement referred to in Section 2.14(a) of the Seller Disclosure Schedule. With respect to each such agreement that is part of the Transferred Assets or to which the Purchaser will have rights specifically provided under any of the Transaction Agreements, (i) the agreement is a legal, valid and binding obligation of the Seller that is party thereto, as the case may be, and based on Sellers’ reading of such agreement and to the actual knowledge of the Seller Knowledge Persons without further inquiry, the other parties thereto; and (ii) no Seller, as the case may be, or, to the Knowledge of the Sellers, any other party, is in material breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the Knowledge of the Sellers, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or default by any Seller, as the case may be, or, to the Knowledge of the Sellers, any other party under such agreement; (iii) there are no material disputes or material disagreements between any Seller, as the case may be and any other party with respect to any such agreement; (iv) no Seller, as the case may be, nor any other party has sent a written notice of termination or non-renewal or claim with respect to any such agreement and (v)(i) each agreement set forth in Section 1.1(j) of the Seller Disclosure Agreement and (ii) each other Transferring Contract shall remain in full force and effect immediately following the consummation of the Contemplated Transactions, subject in the case of clause (v)(ii) to any consent required to be obtained with respect to such Transferring Contract under this Agreement or the Consulting and Subcontracting Agreement.

2.15 Books and Records. The minute books and stock ledger of the Company are true and correct in all material respects. The books and records of each Seller as they relate to the CPMRC Business accurately reflect in all material respects the portions of the assets, liabilities, financial condition and results of operations of the CPMRC Business that they purport to depict.

2.16 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of any Seller with respect to the CPMRC Business.

2.17 Insurance. The Seller maintains insurance policies (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) that provide coverage for the CPMRC Business, all of which are in full force and effect. The insurance policies maintained by the Seller (taken together) are of such types and in such amounts and for such risks, casualties and contingencies as is reasonably adequate to insure the CPMRC Business against insurable losses, damages and claims to its business, properties, assets and operations for risks normally insured against by a person carrying on a similar business to the CPMRC Business. There is no claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies on or prior to the date of this Agreement have been paid, and to the Knowledge of the Sellers, no event has occurred that is reasonably likely to give rise to a claim for retroactive premiums by the insurer. The Sellers have no Knowledge of any threatened termination of, or premium increase with respect to, any such policy.

2.18 Litigation. As of the date of this Agreement, there is no Legal Proceeding pending or that has been threatened in writing (a) against any Seller relating to the CPMRC Business that seeks either damages in excess of $25,000 or equitable relief or (b) against any Seller in any manner that challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. There are no judgments, orders or decrees outstanding that relate to the CPMRC Business.

2.19 Warranties. No Customer Deliverables manufactured, sold, leased, licensed or delivered by any Seller is subject to any guaranty, warranty, right of return, right of credit or other indemnity other than the applicable standard terms and conditions of sale or license of the Customer Deliverables, which are set forth in Section 2.19 of the Seller Disclosure Schedule. To Sellers’ Knowledge, there are no claims from a third party that the Customer Deliverables violate the terms of any agreements to which they are subject.

2.20 Employees.

(a) Section 2.20(a)(i) of the Seller Disclosure Schedule contains a complete list of all employees of any Seller primarily or exclusively engaged in the CPMRC Business (the “Employees”), including, (1) their titles/positions; (2) their dates of hire; and (3) their current salaries or wages and all bonuses, commissions and incentives paid at any time during the past twelve (12) months; and (4) their target bonus for 2007. Section 2.20(a)(ii) of the Seller Disclosure Schedule contains a list of all consultants and independent contractors of any Seller primarily or exclusively engaged in the CPMRC Business (the “Consultants”), along with the per-hour consulting rate paid to each such person.

(b) The Sellers have provided the Purchaser with copies of all standard forms of employee trade secret, non-compete, non-disclosure and invention assignment agreements applicable to the Employees.

(c) Except for any employment, termination, severance and/or change of control agreement or severance plan or policy set forth in Section 2.20(a)(i) of the Seller Disclosure Schedule, all Employees may be terminated at any time with or without cause and without any severance or other liability. Except as provided in Section 2.20(a)(i) of the Seller Disclosure Schedule, all Consultants may be terminated at any time without liability.

(d) The Sellers have delivered to Purchaser accurate and complete copies of all Company written manuals, handbooks, and policies relating to the employment of the Employees.

(e) To the Knowledge of the Sellers, except as set forth in Section 2.20(e) of the Seller Disclosure Schedule, no Employee or significant group of Employees has informed any Seller of his, her or their current intent to terminate employment with Eclipsys. No Seller has implemented any layoff of Employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local law, regulation or ordinance (collectively, the “WARN Act”). Sellers shall be solely responsible for complying with the WARN Act, including issuing any notices required thereunder, to the extent required on or before the Closing Date.

(f) No Seller as it relates to the CPMRC Business is a party to or bound by any collective bargaining agreement and none of the Employees are represented by any labor union or organization, nor has any Seller experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes in connection with the operation of the CPMRC Business. No Seller has Knowledge of any organizational effort made or threatened, either currently or within the past two years, by or on behalf of any labor union with respect to any of the Employees. There is no unfair labor practice charge or complaint by any Employee against any Seller pending before the National Labor Relations Board.

(g) As to the Employees, each Seller is in compliance in all material respects with all federal and state laws respecting employment and employment practices, terms and conditions of employment and employment practices, immigration, wage and hour, occupational health and safety.

(h) As to the Employees and the Consultants, there are no claims pending or, to the Sellers’ Knowledge, threatened against any Seller or any of their respective officers or directors, including any unlawful employment practice discrimination charge involving any Employees pending or threatened before the Equal Employment Opportunity Commission (“EEOC”), EEOC recognized state “referral agency” or any other governmental agency and no investigation is pending or, to the Knowledge of the Sellers, threatened by the EEOC or any governmental agency with respect to the Employees and the Consultants.

(i) As to the Employees, each Seller has paid in full all wages, salaries, commissions, bonuses, benefits, compensation, fees and severance due and payable prior to the date of termination of employment. As to the Consultants, each Seller has paid in full all commissions, bonuses and fees due and payable prior to the date of this Agreement.

(j) To the Sellers’ Knowledge, no Employee is a party to or bound by any confidentiality agreement, non-competition agreement or other agreement (with any other person or entity) that restricts the performance by such person of any of his duties or responsibilities as an employee of the Purchaser.

2.21 Employee Benefits.

(a) Section 2.21(a) of the Seller Disclosure Schedule contains a complete and accurate list of all Employee Benefit Plans. Complete and accurate copies of (i) all Employee Benefit Plans which have been reduced to writing, (ii) written summaries of all unwritten Employee Benefit Plans, (iii) all related trust or other funding agreements, insurance contracts and summary plan descriptions, the most recent determination letters with respect to each Employee Benefit Plan that is intended to be tax-qualified under section 401(a) of the Code and (iv) all annual reports filed on IRS Form 5500, 5500C or 5500R and (for all funded plans) all plan financial statements for the last five plan years for each Employee Benefit Plan, have been made available to the Purchaser.

(b) Each Employee Benefit Plan has been operated and administered in all material respects in accordance with its terms and with ERISA, the Code and all other applicable laws. Each Seller and each ERISA Affiliate has in all material respects met their obligations with respect to each Employee Benefit Plan and at or before the time when due have made all required contributions thereto.

(c) All the Employee Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the Internal Revenue Service to the effect that such Employee Benefit Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked and revocation has not been threatened, and to the Knowledge of the Sellers, no act or omission has occurred, that would adversely affect its qualification.

(d) Notwithstanding anything to contrary provided in this Agreement, except as required by law, the Purchaser shall not assume, or have any direct or indirect responsibility, liability or obligation whatsoever with respect to, any Employee Benefit Plan. No event has occurred or is reasonably likely to occur that has resulted or would reasonably be expected to result in any current, pending, or to Sellers’ Knowledge, threatened lien or Liability on any of the Transferred Assets pursuant to Section 412(n) of the Code or Sections 4068 or 4201 of ERISA.

2.22 Environmental Matters.

(a) In connection with the operation of the CPMRC Business and the ownership and use of the Transferred Assets, each Seller has complied with all applicable Environmental Laws, except for violations of Environmental Laws that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. There is no pending or, to the Knowledge of the Sellers, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law involving the operation of the CPMRC Business or the ownership or use of the Transferred Assets.

(b) In connection with the operation of the CPMRC Business or the ownership or use of the Transferred Assets, no Seller has any liabilities or obligations arising from the release of any Materials of Environmental Concern into the environment.

(c) In connection with the operation of the CPMRC Business or the ownership or use of the Transferred Assets, no Seller is a party to or bound by any court order, administrative order, consent order or other agreement with any Governmental Entity entered into in connection with any legal obligation or liability arising under any Environmental Law.

(d) Set forth in Section 2.22(d) of the Seller Disclosure Schedule is a list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently or previously owned or operated in connection with the CPMRC Business by any Seller (whether conducted by or on behalf of Eclipsys, the Company or Solutions or a third party, and whether done at the initiative of Eclipsys, the Company or directed by a Governmental Entity or other third party) which any Seller has possession of or access to. A complete and accurate copy of each such document has been provided to the Purchaser.

(e) No Seller is aware of any material environmental liability of any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used in the operation of the CPMRC Business.

2.23 Legal Compliance. Each Seller is currently conducting, and has at all times since November 1, 2004 conducted, the CPMRC Business in compliance in all material respects with each applicable law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity. No Seller has received any written notice from any Governmental Entity alleging, as it relates to the CPMRC Business, noncompliance by any Seller, with any applicable law, rule or regulation and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been filed or commenced or, to the Knowledge of the Sellers, is threatened as it relates to the CPMRC Business, against any Seller.

2.24 Illicit or Illegal Payments. As it relates to the CPMRC Business, no Seller, nor any Affiliate of the Sellers, has used any corporate funds for any unlawful contribution, gift, entertainment or other expense relating to political activity or made any direct, or indirect, unlawful payment to any United States, federal, state, local or foreign government official or employee from corporate funds or paid or made any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment.

2.25 Customers and Suppliers. Section 2.25 of the Seller Disclosure Schedule sets forth a list of (a) each customer or licensee of the CPMRC Business (including the particular customers of Eclipsys for which services are being subcontracted pursuant to the Consulting and Subcontracting Agreement) that accounted for more than $50,000 in revenue reflected in the Financial Information during the last full fiscal year or the interim period through the Most Recent Balance Sheet Date and the amount of revenues accounted for by such customer during each such period; (b) customers of the CPMRC Business that the Sellers anticipate, based upon revenue to date, shall account for more than $50,000 in revenue for the CPMRC Business for the current fiscal year, and for the fiscal years ending December 31, 2008 and December 31, 2009, provided, however, that Sellers are not making, and nothing in this Section 2.25 shall be construed to mean that Sellers are making, any guarantees, or except to the limited extent set forth in Section 2.5 and this Section 2.25, any representations or warranties, with respect to any future business, revenue or projections for the CPMRC Business or attributable to any of the customers or licensees of the CPMRC Business for any period following the Most Recent Balance Sheet Date, and (c) each supplier that is a material supplier of any significant product or service to the CPMRC Business. No such customer or supplier has indicated within the past year that it will stop, or decrease the rate of, buying products or supplying products, as applicable, to the CPMRC Business. No purchase order or commitment of the CPMRC Business is in excess of normal requirements.

2.26 Permits. Section 2.26 of the Seller Disclosure Schedule sets forth a list of all Permits issued to or held by the Company or used primarily in the CPMRC Business. Such listed Permits are the only Permits that are required to conduct the CPMRC Business as presently conducted or as proposed to be conducted, except for those the absence of which, individually or in the aggregate, is not and would not reasonably be expected to be material to the CPMRC Business. Each such Permit is in full force and effect. The Sellers, as the case may be, are in material compliance with the terms of each such Permit. To the Knowledge of the Sellers, no suspension or cancellation of such Permit is threatened and there is no reasonable basis for believing that such Permit will not be renewable upon expiration.

2.27 Certain CPMRC Business Relationships With Affiliates. Except as set forth in Section 2.27 of the Seller Disclosure Schedule, no Affiliate of any Seller (a) owns any property or right, tangible or intangible, which is used primarily in the CPMRC Business, (b) has any claim or cause of action against any Seller, as it relates to the CPMRC Business, or (c) owes any money to, or is owed any money by, any Seller as it relates to the CPMRC Business. Section 2.27 of the Seller Disclosure Schedule describes any transactions or relationships involving amounts in excess of $100,000 per annum related to the CPMRC Business between (i) any Seller and (ii) any Seller and any of their Affiliates that occurred or have existed since the beginning of the time period covered by the Financial Information.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Sellers the following:

3.1 Organization, Qualification and Corporate Power. The Purchaser is a corporation duly organized and validly existing under the laws of the State of New York and has all requisite corporate power and authority to carry on the business in which it is engaged.

3.2 Authorization of Transaction. The Purchaser has all requisite power and authority to execute and deliver this Agreement and the Transaction Agreements to which it is a party and to perform its obligations hereunder and thereunder. The execution and delivery by the Purchaser of this Agreement and the Transaction Agreements to which it is a party and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Purchaser. This Agreement and the Transaction Agreements to which it is a party have been duly and validly executed and delivered by the Purchaser and constitute valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3 Noncontravention. Neither the execution and delivery by the Purchaser of this Agreement and the Transaction Agreements to which it is a party, nor the consummation by the Purchaser of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the

Articles of Incorporation or bylaws of the Purchaser, (b) require on the part of the Purchaser any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Purchaser is a party or by which the Purchaser is bound or to which any of its assets is subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect and would not adversely affect the consummation of the transactions contemplated hereby or (ii) any notice, consent or waiver the absence of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect and would not adversely affect the consummation of the transactions contemplated hereby, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Purchaser or any of its properties or assets.

3.4 Litigation. As of the date of this Agreement, there is no Legal Proceeding which is pending or has been threatened in writing against the Purchaser which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement.

3.5 Brokers’ Fees. The Purchaser does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Contemplated Transactions.

3.6 Projections. The Purchaser acknowledges and agrees that (i) except as specifically provided in Section 2.5 herein, the Sellers are not making any guarantees of any kind, or except to the limited extent set forth in Section 2.5 and Section 2.25, any representations or warranties, with respect to the Projections, the Future Business Information or any likely operating results of the CPMRC Business, or parts thereof, following the Closing, and (ii) the Purchaser has conducted its own due diligence investigation with respect to the Projections and the Future Business Information.

3.7 Adequacy of Funds. The Purchaser has and will maintain during the period in which any amounts may be payable hereunder adequate financial resources to satisfy its monetary and other obligations under this Agreement, including the payment of the Purchase Price in accordance herewith.

ARTICLE 4

ADDITIONAL COVENANTS

4.1 Covenants of the Sellers.

(a) Collection of Proceeds. Following the Closing, (i) to the extent any Seller receives or otherwise comes into possession of cash receipts attributable to the operation of the CPMRC Business due for products and services provided after the Closing (other than products or services that the Sellers are permitted to provide under this Agreement or any of the Transaction Agreements), such Seller shall promptly remit to the Purchaser such cash, and (ii) to the extent the Purchaser receives or otherwise comes into possession of cash receipts attributable to the operation of the CPMRC Business due for products and services provided on or prior to the Closing, the Purchaser shall promptly remit to the Sellers such cash.

(b) Domain Names. The Sellers agree to execute at any time all documents required to transfer and record the transfer of the Domain Names in any and all countries and jurisdictions. The Sellers agree to cooperate with the Purchaser and provide (or cause to be provided) to the Purchaser such reasonable assistance necessary to transition to the Purchaser, or at the Purchaser’s direction, to an Affiliate of Purchaser, the operation of the Sellers’ respective websites located at the Domain Names and to otherwise take whatever steps are necessary to transfer the ownership of the websites and the Domain Names for the websites and the web pages located therein, together with any and all related software code and other Intellectual Property owned by any Seller or held under transferable agreements to Purchaser.

(c) Payment of Liabilities Arising Prior to the Closing Date. The Sellers will use commercially reasonable efforts to pay or discharge in full the liabilities and obligations of the Sellers arising prior to the Closing Date that relate specifically to the Transferred Assets or the operation of the CPMRC Business prior to the Closing Date, subject to (i) set-off, (ii) counterclaims, (iii) other rights and remedies of the Sellers, or (iv) course of dealing by or between the parties thereto consistent with past practice.

4.2 Mutual Covenants.

(a) Confidentiality.

(i) Each party agrees not to issue any press release or make any other public announcement relating to this Agreement without the prior written approval of the other party, except that each of the Sellers and the Purchaser reserves the right, without the other party’s prior consent, to make any disclosure it believes in good faith is required by applicable law (including applicable securities laws or securities listing standards). Attached as Exhibit C is a form of letter (the “Client Letter”) that the Sellers and the Purchaser have agreed that the Sellers will send to the Seller clients that are party to the client agreements in Sections 1.1(j) and 4.2(b) of the Seller Disclosure Schedule informing them of the completion of the Contemplated Transactions. The Sellers will send the Client Letter to each of such Seller clients not later than one (1) business day following the Closing. Prior to the second business day following Closing, the Purchaser will not, without the presence of the Sellers, communicate with such Seller clients concerning the completion of the Contemplated Transactions.

(ii) Each party agrees to continue to abide by that certain confidentiality letter agreement executed as of August 29, 2006, by and between Eclipsys and the Purchaser, the terms of which are incorporated by reference in this Agreement, and which terms will survive the Closing or the termination of this Agreement in accordance with its terms.

(iii) Each party at all times has the unlimited ability to consult with any Tax advisor (including a Tax advisor independent from all other entities involved in the transaction) regarding the Tax treatment or Tax structure of the Contemplated Transactions. Each party agrees that (A) it is relying solely upon its own professional advisers for any Tax advice relating to the Contemplated Transactions, and (B) no party is making any representations to the other parties as to the particular Tax consequences that will or will not arise in connection with the Contemplated Transactions.

(b) Consents. The Sellers shall use their reasonable efforts to obtain, as soon as reasonably practicable following the Closing Date, and the Purchaser shall use its reasonable efforts to assist and cooperate with the Sellers to obtain, all consents required in connection with the Contemplated Transactions, including (i) the transfer, assignment, subcontracting or contracting under the Transferring Contracts, as the case may be in accordance with Project Schedules A, C and D to the Consulting and Subcontracting Agreement, and (ii) the transfer of Licensed Intellectual Property. Until such consents are obtained, the Sellers and the Purchaser hereby agree that (i) the Purchaser will obtain the benefits of any claim or right arising under any such Transferring Contracts as they relate to the CPMRC Business and will be responsible for the obligations in respect of such Transferring Contracts as they relate to the CPMRC Business (in each case solely to the extent of assignment or subcontracting attributable to the period following the Closing Date), and (ii) the Sellers will enforce for the benefit of the Purchaser any and all rights of the Sellers under such Transferring Contracts, provided that this sentence is subject to

Project Schedules A, C and D to the Consulting and Subcontracting Agreement. If there is an inconsistency between this Agreement and Project Schedule A, C or D of the Consulting and Subcontracting Agreement, such Project Schedule shall govern. The parties will use reasonable best efforts to cooperate in preserving the benefits of, and enforcing any and all rights of, the Sellers in such Transferring Contracts. The Sellers will promptly pay to the Purchaser, if and when received, all monies received by the Sellers to which the Purchaser is specifically entitled in respect of any such Transferring Contracts or any claim, right or benefit to which the Purchaser is specifically entitled arising under any such Transferring Contracts attributable to the period following the Closing Date. Notwithstanding the foregoing, in respect of Transferring Contracts that include both elements that relate to the CPMRC Business and elements that do not relate to the CPMRC Business, this Section 4.2(b) applies only to elements that relate to the CPMRC Business. The Sellers and the Purchaser agree that Section 4.2(b) of the Seller Disclosure Schedule contains a list of (a) Transferring Contracts that are client agreements for which the master agreement contains a provision permitting subcontracting of a portion of the Transferring Contract, (b) Transferring Contracts that are client agreements for which the master agreement contains a provision concerning subcontracting requirements or conditions, and (c) Transferring Contracts that are client agreements for which the master agreement is silent concerning subcontracting requirements or conditions. For the avoidance of doubt, the parties acknowledge and agree to the following: (1) the Sellers are not guaranteeing to the Purchaser in any way any future revenues or profits for the CPMRC Business or attributable to any Transferring Contract that is a client agreement and (2) the parties intend to cooperate with one another in good faith following the Closing Date to jointly agree as to which Transferring Contracts that are client agreements may require the consent of the third party to assign or subcontract, as the case may be, and to jointly agree on a manner in which to address such third parties with respect to any consent that may be required.

(c) Mail and Communications. Each party shall promptly remit to the other any mail or other communications, including any written or e-mail inquiries relating to the CPMRC Business, the Transferred Assets, the Excluded Assets, Assumed Liabilities or Excluded Liabilities which are received by a party or its Affiliate from and after the Closing Date and are relevant to the other party because they relate to assets, liabilities or obligations of the other party under this Agreement or any other Transaction Agreement. Purchaser shall promptly remit to Eclipsys any invoices received by Purchaser or any of its Affiliates relating to liabilities other than the Assumed Liabilities which are received by Purchaser or any of its Affiliates from and after the Closing Date. With respect to any mail addressed to any Seller received by Purchaser or any of its Affiliates, or vice versa, from and after the Closing Date which relates to the CPMRC Business, the Transferred Assets, the Excluded Assets, Assumed Liabilities or Excluded Liabilities, each party hereby authorizes the other to receive and open such mail and deal with the contents thereof in any reasonable manner consistent with this Agreement and the other Transaction Agreements.

(d) Updates to CICC Database.

(i) As soon as practicable following the Closing Date but in any event not later than the date that is 150 days following the Closing Date, the Sellers will make the changes, modifications and updates to the CICC database set forth in Section 4.2(d) of the Seller Disclosure Schedule (“CICC Updates”) and will provide corresponding CICC Notices (as defined in (iii) below), provided that (A) verification as to whether any CICC Updates are Complete (as defined below), (B) resolution of any CICC Objection Notices (defined below), (C) corrections that are agreed upon by the parties to any CICC Updates resulting from a CICC Objection Notice, and (D) Supplemental Updates (as defined below) need not be completed within such 150-day period, but, if such matter cannot reasonably be addressed within such 150-day period, then such matter will be addressed by the Sellers to the extent required under this Section as promptly as practicable thereafter. The CICC Updates will be made in the five tranches described in Section 4.2(d) of the Seller Disclosure Schedule, and within two (2) business days after the date that each tranche is Complete (as defined below), the Purchaser will pay to the Sellers the sum of $400,000, representing a portion of the CICC Update Payment, by wire transfer in immediately available funds to an account designated by the Sellers. The Purchaser and the Sellers acknowledge and agree that the CICC Updates constitute all of the changes, modifications or updates to the CICC database that the Sellers are obligated to make hereunder. The Purchaser acknowledges and agrees that (i) the Sellers shall not have any obligation to make any changes, modifications or updates except as specifically provided for in Section 4.2(d) of the Seller Disclosure Schedule, (ii) upon completion of each tranche of the CICC Updates in accordance with the terms hereof, the Sellers shall have no further obligation hereunder in respect of such tranche of the CICC Updates and shall be entitled to the payment of $400,000 for that tranche, and (iii) the Purchaser’s sole remedy with respect to any breach by the Sellers of their obligations under this Section 4.2(d) to make the CICC Updates shall be the non-payment of the portion of the CICC Update Payment associated with the portion of the CICC Updates not Completed. The Sellers and the Purchaser will reasonably consult and cooperate with each other with respect to the CICC Updates so as to minimize, to the extent practicable, the time and expense of the Sellers to make the CICC Updates. The Purchaser shall not have any obligation to make any of the CICC Updates, but may do so at its election.

(ii) There shall be a CICC Update Work Group comprising the individuals from Eclipsys (the “Eclipsys Representatives”) and the Company (the “Company Representatives”) who have been responsible for CICC prior to the Closing as well as such individuals as the Purchaser appoints, including at least two technical personnel of the Purchaser (the “Purchaser Representatives”), each as identified in Section 4.2(d)(i) of the Seller Disclosure Schedule, provided that each party has the right to update and amend the list of such party’s representative if any such representative becomes disabled or otherwise such person’s employment is terminated for any reason. The Eclipsys Representatives shall be responsible for performing the work necessary to make the CICC Updates. The Company Representatives shall be responsible for verifying that the CICC Updates have been made by reviewing CICC as changed to verify that the work described in Section 4.2(d) of the Seller Disclosure Schedule has been performed. The Purchaser Representative shall be responsible for monitoring the process and participating in the process to the extent necessary to become educated about CICC. The Purchaser Representatives may but will not be required to assist the Eclipsys Representatives in making the CICC Updates. The entire CICC Update Work Group shall work together cooperatively in an effort to Complete the CICC Updates as promptly as practicable, including by designing a work process that facilitates verification by the Company Representatives and the Purchaser Representatives, and communication to the Eclipsys Representatives of any additional work required to correct errors detected in verification, iteratively and incrementally as the work is completed.

(iii) Eclipsys shall designate one individual from among the Eclipsys Representatives, and the Purchaser shall designate two individuals, one from among the Company Representatives, and the other an employee of the Purchaser who may but need not be a Purchaser Representative. A particular tranche of the CICC Updates will be deemed “Complete” for purposes hereof when these three individuals, acting unanimously, shall determine that the CICC Updates in that tranche have been made as described in Section 4.2(d) of the Seller Disclosure Schedule. It is intended that the determination should be based upon objective verification of completion of the work. These designated individuals by unanimous agreement may design workflows and procedures to facilitate the process, and shall monitor progress with respect to the CICC Updates and serve as the parties’ conduits for communication and initial resolution of any disagreements or disputes concerning the CICC Updates. Absent another agreed process, the individual designated by Eclipsys may, following completion of each tranche of CICC Updates, deliver to the Purchaser’s designated individuals a written notice stating that such tranche of CICC Updates has been made and is ready for verification (a “CICC Notice”). Within ten business days following the receipt of such CICC Notice, the Purchaser’s designated individuals will accept the CICC Notice, in which case that tranche will be deemed Complete, or will deliver a written notice to the Eclipsys designated individual stating what additional work needs to be done with respect to that tranche to conform to Section 4.2(d) of the Seller Disclosure Schedule (a “CICC Objection Notice”). If the Purchaser’s designated individuals do not deliver a CICC Objection Notice within the ten business day period above, that tranche of CICC Updates will be deemed Complete. If the Purchaser delivers a CICC Objection Notice within the ten business day period above, then the three designated individuals will attempt to agree upon the additional work to be done and a timetable for completing that work, verification, and subsequent approval. If the three designated individuals are not able to reach agreement on any issue, the matter shall be escalated for decision to an officer designated by each of Eclipsys and the Purchaser (who shall be separate persons from those involved in the CICC Update process), who shall attempt to resolve the matter. If those individuals cannot resolve the matter, it may be submitted to mediation in accordance with Section 9.4.

(iv) The costs of the Sellers’ designee shall be at the Sellers’ expense and the costs of the Purchaser’s designees shall be at the Purchaser’s expense.

(v) Section 4.2(d)(v) of the Seller Disclosure Schedule sets forth a list of items not currently included among the CICC Updates for various reasons as noted therein, including that such items are not in KBC as of the Closing Date. If, during the period specified in Section 4.2(d)(i) in which the Sellers make the CICC Updates, any of the parties hereto discovers that items identified in Section 4.2(d)(v) of the Seller Disclosure Schedule as not in KBC as of the Closing Date are actually in KBC as of the Closing Date, then such items (“Supplemental Updates”) will be added by the Sellers to CICC in the same manner as the CICC Updates.

(e) Further Assurances. Following the Closing, each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements, and to give such further written assurances, as may be reasonably requested by any other party to evidence and reflect better the transactions described and contemplated in this Agreement and the Transaction Agreements and to carry into effect the intents and purposes of this Agreement and the Transaction Agreements. With respect to the agreements listed in Section 1.1(j) of the Seller Disclosure Schedule that comprise part of the Business Related Intellectual Property, if, following the Closing Date, a non-Seller party thereto notifies any Seller or the Purchaser that a consent is or was required to transfer such agreement, (i) the Sellers will, as soon as practicable following its receipt of such notice, obtain any required consent to the transfer to the Purchaser of all of the Sellers’ rights in and to such agreements that comprise part of the Business Related Intellectual Property, and (ii) the parties hereto agree that following the receipt of a consent to the transfer of any such agreement, such agreement will be deemed to be a Transferred Asset hereunder. Nothing in this Section 4.2(e) will limit the Purchaser’s remedies under Section 6.1 herein.

ARTICLE 5

CONCURRENT TRANSACTIONS

5.1 Concurrent Transactions. Concurrently with the Closing, each Seller and the Purchaser are entering into the Transaction Agreements to which they are a party.

ARTICLE 6

INDEMNIFICATION

6.1 Indemnification by the Sellers. Subject to the terms hereof, the Sellers shall indemnify, defend and hold harmless the Purchaser, its Affiliates and their respective directors, officers, stockholders, employees, attorneys, accountants, representatives and agents and their respective heirs, successors and permitted assigns (collectively, the “Purchaser Indemnitees”) from and against any and all Damages (other than indemnification with respect to Taxes, for which only the provisions of Section 7.1 will exclusively govern) incurred or suffered by the Purchaser Indemnitees arising or resulting from, directly or indirectly, (i) any breach of any representation or warranty made by the Sellers set forth in Article 2 of this Agreement (other than breaches of representations and warranties contained in Section 2.9 (Tax Matters), for which the provisions of Section 7.1 will govern), (ii) any breach of any covenant or agreement of the Sellers set forth in this Agreement (except for Section 4.2(d) hereunder for which the provisions of Section 4.2(d) will exclusively govern), (iii) any Excluded Liability, including all Damages arising out of the operation of the CPMRC Business or the ownership or use of the Transferred Assets, in each case prior to the Closing, provided, however, that the provisions of Section 7.1 will govern any and all indemnification obligations of the Sellers under this Agreement that relate to any Taxes of any of the Sellers for Pre-Closing Periods, (iv) any claim by an Employee or a Consultant that relates to an act or omission by any Seller prior to Closing, (v) any claims made by any broker, finder, agent, financial advisor or other intermediary employed or alleged to have been employed by any Seller (or its Affiliates), (vi) third party claims relating to the failure by the Sellers to obtain any consents, approvals or other authorizations or the failure to give any notices, in each case that are or were required in accordance with the terms of this Agreement, provided that the indemnification provided by this part (vi) will cover and include Damages excluding lost profits, lost revenue, diminution in value or other consequential damages and provided further that the Sellers shall have no liability under this part (vi) with respect to any of the client agreements set forth in Section 4.2(b) of the Seller Disclosure Schedule if the Purchaser advised and concurred with any Seller expressly in a signed writing and in accordance with Section 4.2(b) herein that consent, approval, authorization or notice was not required or should not be obtained or provided, or (vii) any matter set forth in Section 2.13(k) of the Seller Disclosure Schedule, other than that the Proprietary Intellectual Property includes or reflects information from the public domain.

6.2 Indemnification by the Purchaser. Subject to the terms hereof, the Purchaser shall indemnify, defend and hold harmless each Seller and their respective Affiliates, their respective directors, officers, stockholders, employees, attorneys, accountants, representatives and agents and the respective heirs, successors and permitted assigns (collectively, the “Seller Indemnitees”) from and against any and all Damages (other than indemnification with respect to Taxes, for which the provisions of Section 7.1 will govern) incurred or suffered by the Seller Indemnitees arising or resulting from, directly or indirectly, (i) any breach of any representation or warranty made by the Purchaser set forth in Article 3 of this Agreement, (ii) any breach of any covenant or agreement of the Purchaser set forth in this Agreement (iii) any of the Assumed Liabilities, (iv) in connection with the operation of the CPMRC Business or the use or ownership of any of the Transferred Assets to the extent attributable to the period following the Closing, subject to the terms of the Transaction Agreements, (v) any claim by an Employee or a Consultant that relates to an act or omission by the Purchaser following the Closing, or (vi) any claims made by any broker, finder, agent, financial advisor or other intermediary employed or alleged to have been employed by Purchaser.

6.3 Damages. For purposes of this Article 6, the amount of Damages incurred or suffered by a party arising out of any breach of any representation, warranty or agreement shall be determined without deduction of the amount of any materiality qualification contained therein.

6.4 Claim Procedure.

(a) Claim Notice. A party which seeks indemnity under this Article 6 (an “Indemnified Party”) shall give written notice (a “Claim Notice”) to the party from whom indemnification is sought (an “Indemnifying Party”), whether the Damages sought arise from matters solely between the parties or from third party claims described in Section 6.4(c). The Claim Notice must contain (i) a description and, if known, estimated amount (the “Claimed Amount”) of any Damages incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a reasonable explanation of the basis for the Claim Notice to the extent of facts then known by the Indemnified Party, and (iii) a demand for payment of those Damages.

(b) Response to Notice of Claim. Within twenty (20) days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written response (the “Response”) in which the Indemnifying Party shall either:

(i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount and the Indemnifying Party shall promptly (but in no event later than ten (10) days thereafter) pay the Claimed Amount in accordance with the terms hereof; or

(ii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount. If no Response is delivered by the Indemnifying Party to the Indemnified Party within such 20-day period, the Indemnifying Party is deemed to have agreed that an amount equal to the entire Claimed Amount shall be payable to the Indemnified Party and such Claimed Amount shall be paid in accordance with the provisions of this Article 6.

(c) Third Party Claims.

(i) In the event that any written claim or demand for which an Indemnifying Party may have liability to an Indemnified Party hereunder is asserted against or sought to be collected from an Indemnified Party by a third party (a “Third Party Claim”), the Indemnified Party shall promptly give written notification to the Indemnifying Party of the Third Party Claim. Such notification will be accompanied by reasonable supporting documentation submitted by such third party (to the extent then in the possession of the Indemnified Party) and will describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such suit or proceeding and the amount of the claimed damages; provided, however, that no delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party will relieve the Indemnifying Party of any Liability or obligation hereunder except (and to the extent) the Indemnifying Party is materially prejudiced thereby. Within twenty (20) days after delivery of such notification, the Indemnifying Party may, at its own expense, upon written notice thereof to the Indemnified Party, assume control of the defense of such suit or proceeding with counsel reasonably satisfactory to the Indemnified Party; provided, that (A) the Indemnifying Party acknowledges its assumption of the defense in writing to the Indemnified Party and acknowledges (i) that any Damages that are assessed against the Indemnified Party shall be indemnified pursuant to this Article 6 and (ii) any Damages for which the Indemnified Party may be entitled to indemnification hereunder are less than or equal to the amount of Damages for which the Indemnifying Party is liable under this Article 6, (B) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder and (C) the Third Party Claim involves only money damages and does not seek an injunction, other equitable remedy or involve criminal liability. If the Indemnifying Party does not so assume control of such defense, the Indemnified Party will control such defense.

(ii) The party not controlling such defense (the “Non-Controlling Party”) may participate therein at its own expense; provided, however, that if the Indemnifying Party assumes control of such defense and the Indemnified Party concludes, upon the written opinion of counsel, that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to such suit or proceeding and that as a result the Indemnified Party is likely to incur materially greater risk or exposure without its own separate counsel, the reasonable fees and expenses of counsel to the Indemnified Party will be considered “Damages” for purposes of this Agreement. In addition, the fees and expenses of the Indemnified Party with respect to a Third Party Claim will be considered “Damages” for purposes of this Agreement if the Indemnified Party controls the defense of such Third Party Claim pursuant to the terms of this Section 6.4(c). The party controlling such defense (the “Controlling Party”) will keep the Non-Controlling Party reasonably advised of the status of such suit or proceeding and the defense thereof and will consider in good faith recommendations made by the Non-Controlling Party with respect thereto. The Non-Controlling Party will furnish the Controlling Party with such information as it may have with respect to such suit or proceeding (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and will otherwise cooperate with and assist the Controlling Party in the defense of such suit or proceeding.

(iii) The Indemnifying Party will not agree to any settlement of, or the entry of any judgment arising from, any such suit or proceeding without the prior written consent of the Indemnified Party, which will not be unreasonably withheld or delayed; provided, however, that the consent of the Indemnified Party will not be required in connection with the settlement of, or the entry of any judgment solely related to a monetary obligation or liability if the Indemnifying Party agrees in writing to pay in full any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes a full, complete and unconditional release of the Indemnified Party from further Liability. The Indemnified Party will not agree to any settlement of, or the entry of a judgment arising from, any such suit or proceeding without the prior written consent of the Indemnifying Party, which will not be unreasonably withheld or delayed.

(d) Survival of Representations and Warranties. All representations and warranties contained in this Agreement shall (i) survive the Closing and any investigation at any time made by or on behalf of an Indemnified Party and (ii) expire on the date that is eighteen (18) months following the Closing Date, except that the representations and warranties of the Sellers contained in Section 2.9 (Tax Matters) and Section 2.13 (Intellectual Property), and the first sentence of Section 2.10(a) (Assets) shall survive the Closing Date until sixty (60) days after the expiration of the applicable statute of limitations, including any extensions or waivers thereof. If an Indemnified Party delivers to an Indemnifying Party, before expiration of a representation or warranty, either a Claim Notice based upon a breach of such representation or warranty, or a written notice containing a comparable amount of detail and information as that required to be included in a Claim Notice that, as a result of a legal proceeding instituted by or claim made by a third party or any other event or circumstance, the Indemnified Party reasonably expects to incur Damages (an “Expected Claim Notice”), then the applicable representation or warranty will survive until, but only for purposes of, the resolution of the matter covered by such notice. If the legal proceeding, claim, event or circumstance with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of the Indemnified Party, the Indemnified Party will promptly so notify the Indemnifying Party. The covenants and agreements of the parties hereto in this Agreement shall survive the Closing Date without any contractual limitation on the period of survival (other than those covenants and agreements that are expressly required to remain in full force and effect for a specified period of time).

6.5 Limitations.

(a) Sellers’ Liability. Except as provided in this Agreement and subject to Section 6.5(b), (1) in no event will the Sellers’ Liability under this Agreement, in the aggregate, exceed $2,000,000, provided that (2) if any Purchaser Indemnitee is seeking, or is entitled to seek, indemnification from the Sellers for Damages due to (A) the breach of the representations and warranties contained in the first sentence of Section 2.10(a) (Assets), the breach of the representations and warranties contained in Section 2.13 (Intellectual Property), or (B) the breach of any covenants of the Sellers set forth in this Agreement, other than Section 8.4 (Non-Competition) or other than Section 4.2(d) (for which the provisions of Section 4.2(d) will exclusively govern), or Damages arising under Section 6.1(iv),

Section 6.1(vi) or Section 6.1(vii), then Sellers’ Liability under this Agreement shall not in the aggregate exceed the Purchase Price paid to the Sellers hereunder, (C) the breach of the representations and warranties contained in Section 2.9 (Tax Matters), (D) any Excluded Liability or (E) the breach of Section 8.4 (Non-Competition), then solely with respect to (C) through (E) hereunder, the limitations set forth in this Section 6.5(a) with respect to the aggregate amount recoverable by the Purchaser Indemnitees under this Agreement shall not be applicable to or otherwise limit any such Purchaser Indemnitee’s recovery for such claim, and provided further that, (3) subject to the express limitations in Section 6.5(a)(1) and the last sentence of this Section 6.5(a), in no event will Sellers’ cumulative Liability with respect to any or all of the matters set forth in Sections 6.5(a)(1) and 6.5(a)(2)(A) through (B) exceed the Purchase Price paid to the Sellers hereunder. For the avoidance of doubt, if the Sellers breach a covenant in the Agreement (other than Section 8.4, or Section 4.2(d) for which the provisions of Section 4.2(d) will exclusively govern) and such breach results in Damages to the Purchaser equal to the Purchase Price, and the Sellers also breach the representation and warranty in Section 2.7 of this Agreement and such breach results in Damages to the Purchaser equal to $1,500,000, the maximum recovery that the Purchaser shall have hereunder is the Purchase Price (following deduction to give effect of the next sentence). Notwithstanding anything to the contrary in this Agreement, the Purchaser Indemnitees will not be entitled to assert any claims for indemnification (A) under Section 6.1(i) (other than a breach of the representations and warranties contained in the first sentence of Section 2.10(a) (Assets), the breach of the representations and warranties contained in Section 2.9 (Tax Matters), the breach of the representations and warranties contained in Section 2.13 (Intellectual Property)), unless and only to the extent that the aggregate Damages are in excess of $100,000, or (B) under Section 6.1(vii) or with respect to a breach of the representations and warranties contained in Section 2.13 (Intellectual Property), unless and only to the extent that the aggregate Damages with respect to such matters are in excess of $50,000.

(b) No Limit for Fraud. Nothing in this Agreement, including the limitations set forth in this Section 6.5 will (i) limit the Liability (including any Damages) of any person to any other party for intentional fraud or willful misconduct, (ii) prevent a person from seeking injunctive relief, or (iii) subject to the terms of the Transaction Agreements other than this Agreement, limit any claim arising out of the Transaction Agreements other than this Agreement.

(c) Tax Treatment. All payments made by an Indemnifying Party to an Indemnified Party under this Article 6 or Article 7 shall be treated as adjustments to the Purchase Price for Tax purposes, except as otherwise required by law.

(d) Other Benefits. Any and all Damages for which indemnification is provided pursuant to this Article 6, and any indemnification for Taxes pursuant to Article 7, will be net of any Tax benefit to which an Indemnified Party has received by reason of payment of the obligation or Liability for which indemnification is sought (taking into account any Tax cost or reduction in such Tax benefits by reason of receipt of the indemnification payment) and any amount of any insurance proceeds, indemnification payments, contribution payments or reimbursements actually received by the Indemnified Party with respect to the Liability for which indemnification is sought. The Indemnified Party will use reasonable efforts to collect on available insurance to mitigate costs to the Indemnifying Party.

(e) Exclusive Remedy. Subject to the other limitations set forth in this Agreement and except as provided in Section 6.5(b) and except with respect to Section 8.4, or Section 4.2(d) (for which the provisions of Section 4.2(d) will exclusively govern), the indemnities set forth in this Article 6 shall be the exclusive remedies of an Indemnified Party under Section 6.1(vii) or for any misrepresentation, breach of representation or warranty or breach, non-fulfillment or failure to be performed of any covenant or agreement contained in this Agreement.

(f) No Consequential Damages. In no event will any party be liable for any incidental, consequential, punitive, special, lost profits or similar damages, provided that, if a third party alleges facts that, if true, would give rise to a Thirty Party Claim under Section 6.4(c), then an Indemnified Party may recover incidental, consequential, punitive, special, lost profits or similar damages from the Indemnifying Party if and only to the extent that the Indemnified Party is found liable in a final, non-appealable judgment by a court of competent jurisdiction to the Third Party for such damages.

6.6 Offset. Any and all amounts due from the Sellers to any Purchaser Indemnitee pursuant to this Article 6 may be satisfied by setting off against the payment of any Earnout Amount owed by the Purchaser to the Sellers.

ARTICLE 7

CERTAIN TAX MATTERS

7.1 Liability and Indemnification for Taxes.

(a) The Sellers will indemnify the Purchaser Indemnitees against (i) all Damages for Taxes of the Sellers for any Pre-Closing Period; (ii) all Damages for Taxes attributable to any breach of representation or warranty by the Sellers relating to Taxes; and (iii) any Damages for Taxes imposed on any Purchaser Indemnitee as a result of a breach of any covenant of the Sellers contained in this Article 7 attributable to any Pre-Closing Period.

(b) The Purchaser will indemnify the Seller Indemnitees against all Damages for Taxes imposed on the Seller Indemnitees with respect to the CPMRC Business and the Transferred Assets that are attributable to any Post-Closing Period.

(c) Notwithstanding anything in this Agreement to the contrary, and for the avoidance of doubt, indemnification for Taxes hereunder shall be governed by this Article 7.

7.2 Cooperation. Each of the Sellers and the Purchaser will cooperate fully, as and to the extent reasonably requested by the other, in connection with the filing of any Tax Returns relating to the Transferred Assets and the CPMRC Business, and with respect to any Tax Contests relating to the Transferred Assets and the CPMRC Business. Such cooperation will include the retention and (upon the other party’s request) the provision of records and information, as well as the making of employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Notwithstanding anything to the contrary in this Article 7 and this Agreement, however, the Sellers will control any and all Tax Contests relating to Pre-Closing Periods. The Purchaser will not settle, compromise, concede or take any action with respect to Tax Contests relating to Pre-Closing Periods without consulting the Sellers, and if the Purchaser defends any such Tax Contest after consultation with the Sellers, the Purchaser will defend such Tax Contest diligently and in good faith as if it were the only party in interest in connection with such Tax Contest. The Purchaser will control any and all Tax Contests relating to Post-Closing Periods. The Sellers will not settle, compromise, concede or take any action with respect to Tax Contests relating to Post-Closing Periods without consulting the Purchaser, and if the Sellers defend any such Tax Contest after consultation with the Purchaser, the Sellers will defend such Tax Contest diligently and in good faith as if they were the only party in interest in connection with such Tax Contest.

7.3 Refunds. Any net refunds and credits attributable to the payment of Taxes for a Pre-Closing Period will be for the account of the Sellers, and the Purchaser will promptly pay to the Sellers any such refund or credit (net of any Tax or other cost to the Purchaser resulting from the receipt of such refund or application of such credit). The Purchaser will reasonably cooperate, at Sellers’ sole cost and expense, in obtaining any refund that the Sellers reasonably believe is available to them, to the extent permitted by applicable law, including, without limitation through filing the appropriate or required forms with the applicable taxing authorities. Notwithstanding the foregoing, in the event any redetermination by any Governmental Entity reduces any refund or credit described in the first sentence of this Section 7.3 for which the Purchaser made a payment to the Sellers under the first sentence of this Section 7.3, the Sellers shall promptly pay to the Purchaser the amount of such reduction.

7.4 Additional Tax Covenants by Purchaser.

(a) Unless otherwise required by law, the Purchaser will use commercially reasonable efforts to not take any action on or after the Closing Date which increases the Sellers’ Liability for Taxes, including any Liability of the Sellers to indemnify the Purchaser Indemnitees for Taxes pursuant to this Agreement.

(b) Neither the Purchaser nor any Affiliate of the Purchaser will amend, refile or modify any Tax Return, unless otherwise required by law, relating in whole or in part to the CPMRC Business and the Transferred Assets with respect to a Pre-Closing Period, without the prior written consent of the Sellers, which consent cannot be unreasonably delayed or withheld.

7.5 Coordination with Article 6. To the extent not inconsistent with the provisions of this Article 7, Section 6.5 and the procedures of Article 6 will apply in the case of any claim for Taxes.

7.6 Transfer Taxes. To the extent that any federal, state, local or foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, notarial, registration, filing, recordation and other similar Taxes and fees are imposed or assessed as a result of the transactions contemplated by this Agreement, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties (“Transfer Taxes”), such Transfer Taxes shall be borne by equally between the Sellers and the Purchaser.

ARTICLE 8

OTHER AGREEMENTS

8.1 Employee Benefits.

(a) The Purchaser intends to make offers of employment to each Employee commencing on the Closing Date, with such Employees who accept such offer of employment being referred to herein as the “Covered Employees.” The Purchaser has provided the Sellers with a list of all Consultants to whom the Purchaser has made an offer of employment or a consulting arrangement that has been accepted to be effective on the Closing Date. Effective immediately following the Closing, and subject to the hiring of such persons by the Purchaser or an Affiliate thereof, Eclipsys will terminate the employment of all of the Covered Employees. The Purchaser shall not be liable for nor shall it have any responsibility to pay severance or termination pay to any employee of any Seller arising in connection with the termination of such employee’s employment with such Seller. Promptly following the Closing, Eclipsys will make a cash payment to each of the Covered Employees listed in Section 8.1(a) of the Seller Disclosure Schedule, in the amount shown for such recipient in such Seller Disclosure Schedule, contingent in each case upon the effectiveness of a full release of claims, in a form consistent with Eclipsys’ past practice, by such recipients and other customary post-employment procedures and covenants as Eclipsys may reasonably require.

(b) As a condition of employment, Covered Employees shall be required to execute confidentiality, non-compete, non-solicit and invention assignment agreements in a form satisfactory to the Purchaser.

(c) On the Closing Date, Eclipsys or the Company shall have paid in full to each Covered Employee an amount equal to the value of his or her accrued but unused vacation as of the Closing Date. Upon hire, Covered Employees shall be eligible to earn and use vacation and accrue bonuses in accordance with the Purchaser’s policies. As promptly as practicable following the Closing Date but in no event later than ten (10) business days following the Closing Date, Eclipsys or the Company shall pay to each Covered Employee the bonus payable, if any, to such Covered Employee for the period commencing on January 1, 2007 and ending on the Closing Date.

(d) From and after the Closing Date, Covered Employees shall be eligible to participate in the Purchaser’s Plans in accordance with their respective terms on the same basis as similarly situated employees of the Purchaser and its Affiliates. From and after the Closing Date, neither Purchaser nor any of its Affiliates shall have any obligation to continue the employment of any Covered Employee, and nothing in this Agreement shall be interpreted as limiting the ability of Purchaser or any of its Affiliates from amending or terminating any of the Purchaser’s Plans; provided, however, that Covered Employees who, immediately prior to the Closing Date, are enrolled in a group health plan providing medical benefits maintained by the Seller shall be permitted to continue to participate in such plan until December 31, 2007 and shall thereafter be eligible to participate in the Purchaser’s Group Health Plan.

(e) Each Covered Employee shall receive service credit for all periods of employment with Eclipsys or its Affiliates, or any predecessor thereof, prior to the Closing Date for purposes of vesting, eligibility and benefit levels under any of Purchaser’s Plans in which such Covered Employee participates after the Closing Date, to the extent that such service was recognized under any analogous plan of Eclipsys or its Affiliates in effect immediately prior to the Closing Date; provided that no such service credit shall be given for purposes of any equity compensation plan, benefit accruals under any defined benefit pension plan or where such credit would result in a duplication of benefits.

(f) With respect to the coverage of the Covered Employees under Purchaser’s Welfare Plans, (i) subject to limitations required by law, each such Covered Employee’s credited service with Eclipsys and its ERISA Affiliates shall be credited against any waiting period applicable to eligibility for enrollment of new employees under the Purchaser’s Welfare Plans to the same extent such service was credited under the similar Seller Welfare Plan; and (ii) limitations on benefits due to pre-existing conditions under the Purchaser’s Group Health Plan shall be waived for any Covered Employee enrolled in any group health plan maintained by Eclipsys or its ERISA Affiliates as of the Closing Date. With respect to aggregate lifetime maximum benefits available under Purchaser’s Welfare Plans, a Covered Employee’s prior claim experience under the Welfare Plans maintained by Eclipsys and its ERISA Affiliates will not be taken into account unless the insurance carrier has a right to include such prior claim experience when computing the aggregate lifetime maximum benefit. For purposes of this Section 8.1(g), the term “Purchaser’s Welfare Plans” shall mean Welfare Plans sponsored or maintained by the Purchaser or its Affiliates, or any combination thereof, that provide benefits to Covered Employees. For purposes of this Section 8.1(g), the term “Purchaser’s Group Health Plan” shall mean a group health plan sponsored or maintained by the Purchaser or its Affiliates after the Closing Date that provides benefits to Covered Employees.

(g) The Purchaser shall be responsible for and shall assume all liability with respect to providing the notices and making available the health care continuation coverage, all as required by Section 4980B of the Code (“COBRA”), for all of the Covered Employees and their respective covered dependents, whose qualifying events (as defined in Section 4980B of the Code) occur after the Closing

Date, specifically including any Covered Employee and his or her respective covered dependents whose qualifying events occur while they are covered under a group health plan providing medical benefits maintained by the Sellers as provided in the first sentence of Section 8.1(d). Except as provided in the preceding sentence, nothing in this Section 8.1 shall be construed to transfer any COBRA obligation of Eclipsys or its ERISA Affiliates to the Purchaser or transfer the COBRA obligations related to the Employee Benefit Plans to the Purchaser.

(h) Upon the reasonable determination by the Purchaser that the Eclipsys 401(k) Savings Plan is a tax-qualified plan under Code Section 401(a), the Purchaser or an Affiliate of the Purchaser shall cause a tax-qualified defined contribution plan established or maintained by the Purchaser (the “Purchaser 401(k) Plan”) to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code, including direct rollovers) by Covered Employees with respect to account balances distributed to them on or as of the Closing Date by the Eclipsys 401(k) Savings Plan. To the extent the rollover of loans is permitted under the Eclipsys 401(k) Savings Plan, rollovers of outstanding loans under such plan will be permitted, but only to the extent that the terms of the loans comply with the terms and conditions of the Purchaser 401(k) Plan. The rollovers described herein shall comply with applicable law, and Eclipsys, the Company and Purchaser shall take any actions required of such party by applicable law in connection therewith.

(i) Eclipsys and the Purchaser will give any notices required by applicable law and take all further actions as may be necessary to carry out the arrangements in this Section 8.1.

(j) Without limiting the generality of Section 9.16 no current, former or future employee (including any Employee) or beneficiary or dependent thereof, of Eclipsys or any ERISA Affiliate or any of any of the heirs, representatives or assigns of any of the foregoing shall have any third party beneficiary rights or rights to any specific levels of compensation or benefits or rights to continued employment as a result of the application of this Section 8.1 or any other provision of this Agreement.

8.2 Trademarks: Name Change.

(a) The Purchaser agrees to use reasonable efforts to (i) remove “Eclipsys” and other marks of Eclipsys identified in Section 8.2(a) of the Seller Disclosure Schedule (the “Eclipsys Marks”) from all buildings and signs of the Purchaser within thirty (30) business days after the Closing, and (ii) cease using the Eclipsys Marks in electronic databases, web sites, product instructions, packaging and other materials, printed or otherwise within thirty (30) business days after the Closing.

(b) The Sellers will cease using the Business Marks (as defined above) as of the Closing Date, including in any invoices, letterhead, office forms and business cards of the Sellers.

(c) The Purchaser acknowledges and agrees that, as between the Purchaser on one hand, and Eclipsys on the other, Eclipsys is the owner of the Eclipsys Marks and all goodwill attached thereto. The Purchaser agrees not to attempt to register the Eclipsys Marks nor to register anywhere in the world a mark same as or substantially similar to the Eclipsys Marks. The Sellers agree not to attempt to register the Business Marks nor to register anywhere in the world a mark same as or substantially similar to the Business Marks.

(d) In no event will the Purchaser or any Affiliate of the Purchaser advertise or hold itself out as Eclipsys or any Affiliate of Eclipsys after the Closing Date; provided, however, that the Purchaser’s (and its Affiliates) use, display, publication or exploitation in any way of the Business Marks shall not be deemed to constitute a violation of this Section and nothing contained herein shall be deemed to restrict in any way, Purchaser’s (and its Affiliates) rights in and to the Business Marks.

(e) In no event will the Sellers or any Affiliate of the Sellers advertise or hold themselves out as the Purchaser or any Affiliate of the Purchaser after the Closing Date and in no event will the Sellers advertise or hold themselves out to have any right, title or interest in or to the Transferred Assets (including the Business Marks) after the Closing Date, except the express rights granted to the Sellers under the Transaction Agreements.

(f) Notwithstanding anything to the contrary, and without limitation to anything contained in this Section 8.2, the Purchaser may use the Sellers’ names, and the Sellers may use the name of the Purchaser and the Company, to notify third parties of the Contemplated Transactions and the Purchaser’s ownership of the Transferred Assets resulting therefrom.

(g) Not later than ten (10) business days following the Closing Date, Eclipsys shall cause the Company to amend its certificate of incorporation and authorizations to conduct business with applicable secretaries of state to change its corporate name to a name that is not similar to “CPM Resource Center, Inc.”

8.3 Non-Solicitation.

(a) The Sellers shall not, during the period from the Closing Date until the third anniversary of the Closing Date (the “Restricted Period”), either for itself or any other person, directly or indirectly solicit or attempt to solicit, or induce or attempt to induce, any of the Covered Employees to leave the employ of the Purchaser or any of the Consultants or Employees to otherwise cease providing services to the Purchaser or any of its Affiliates; provided, however, that this Section 8.3(a) will not be deemed to prohibit the Sellers from engaging in general media advertising or solicitation that is not targeted towards the Employees.

(b) The Sellers shall not, during the period from the Closing Date until the first anniversary of the Closing Date, either for itself or any other person, directly or indirectly, hire any of the persons listed on Section 8.3(b) of the Seller Disclosure Schedule.

8.4 Non-Competition.

(a) Subject to Section 8.4(d) and the Consulting and Subcontracting Agreement, and except as specifically provided in Section 4(h) of the Reseller Agreement, (i) during the Restricted Period, the Sellers will not, directly or indirectly, sell or license Replacement Content; and (ii) prior to the second anniversary of the Closing Date, the Sellers will not, directly or indirectly, develop or produce Replacement Content. For these purposes, “Replacement Content” means prepackaged clinical practice guidelines that compete with the Clinical Practice Guidelines, as they exist as of the Closing Date, but does not include Eclipsys products, other than Clinical Practice Guidelines, that exist as of the Closing Date or derivatives thereof that are comparable in substance to the Eclipsys products that exist as of the Closing Date (“Eclipsys Other Products”), or content intended primarily for users other than nursing and allied health professionals in the Covered Departments (as defined in subsection (b) below).

(b) Subject to Section 8.4(c) and (d) and the Consulting and Subcontracting Agreement, and except as specifically provided in Section 4(h) of the Reseller Agreement, during the Restricted Period, the Sellers will not, directly or indirectly, provide Restricted Services. For this purpose, “Restricted Services” means change management consulting services related to interdisciplinary practice transformation that have been provided by Eclipsys or its Affiliates prior to the Closing Date related to the Clinical Practice Guidelines as they exist on the Closing Date in the inpatient nursing/allied health professional departments (i.e. Respiratory Therapy, Physical Therapy, Diet, Occupational Therapy, Speech, and Social Work) (the “Covered Departments”) for clients that have obtained a license to KBC that incorporates the Clinical Practice Guidelines.

(c) Services other than the Restricted Services are not subject to Section 8.4(b). For example, but without limitation, the following are not Restricted Services and are not subject to Section 8.4(b): (i) production or provision of KBC and maintenance and support services therefor; (ii) implementation and integration services; (iii) assessment, outcomes consultation, and related services provided to the Covered Departments and any other substantial portion of an end user’s operations provided that such services are not provided to portions of an end user’s operations other than the Covered Departments as a subterfuge to circumvent the intent of Section 8.4(b); (iv) configuration, design, maintenance or programming services provided to a particular client not part of a broad-based consulting offering; (v) services provided as part of a sales effort for KBC or other Eclipsys products or services prior to a client obtaining a license for KBC; and (vi) services related to Eclipsys Other Products.

(d) Sections 8.4(a) and (b) will not restrict activities of an entity that acquires Eclipsys, or with which Eclipsys combines, which activities are conducted through assets and personnel other than Eclipsys or its Affiliates, or their assets or personnel.

(e) For the avoidance of doubt, this Section 8.4 is intended to protect the goodwill in the CPMRC Business acquired by the Purchaser hereunder, without limiting in any way the pursuit by Sellers of their respective businesses other than the CPMRC Business.

8.5 Eclipsys Stock Options. On or within five (5) business days after the Closing Date, Eclipsys shall pay to each Covered Employee, to the extent such Covered Employee held options to purchase shares of Eclipsys Common Stock that had not vested as of the Closing Date (each such option, an “Unvested Covered Employee Option”), an amount equal to the product of (a) the excess, if any, of (i) the Fair Market Value per share, as of the Closing Date, of the Eclipsys Common Stock subject to such Unvested Covered Employee Option over (ii) the exercise price per share of the Eclipsys Common Stock subject to such Unvested Covered Employee Option, multiplied by (b) the number of shares of Eclipsys Common Stock issuable pursuant to the unexercised portion of such Unvested Covered Employee Option. The payment described herein shall be deemed a release of any and all rights the holder of such Unvested Covered Employee Option had or may have in respect thereof.

8.6 Future Business Information. At the Purchaser’s request, the Sellers have provided to the Purchaser the Projections, estimates and other information related to potential future business that may occur between Eclipsys and the Purchaser (“Future Business Information”). No Seller makes any guarantees of any kind, or except to the limited extent set forth in Section 2.5 and Section 2.25, any representations or warranties, to the Purchaser or any other person with respect to the Future Business Information. No Seller guarantees the Future Business Information and the Purchaser expressly acknowledges and agrees that it has conducted its own due diligence investigation with respect to, and except to the limited extent set forth in Section 2.5 and Section 2.25 is not relying upon, the Future Business Information.

ARTICLE 9

MISCELLANEOUS

9.1 Governing Law. Except as expressly provided in this Agreement (including any exhibit or schedule to this Agreement), the internal laws of the State of New York (without reference to its principles of conflicts of law) govern the construction, interpretation and other matters arising out of or in connection with this Agreement and its exhibits and schedules (whether arising in contract, tort, equity or otherwise).

9.2 Submission to Jurisdiction. Each party (a) submits to the jurisdiction of any state or federal court sitting in the State of New York in any action or proceeding arising out of or relating to this Agreement or the Contemplated Transactions, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or the Contemplated Transactions in any other court and (e) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement or the Contemplated Transactions. Each party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 9.13 provided, that nothing in this Section 9.2 shall affect the right of any party to serve such summons, complaint or other initial pleading in any other manner permitted by law.

9.3 Specific Performance. Each party acknowledges and agrees that the other party would be damaged irreparably in the event any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached, so that a party shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in addition to any other remedy to which such party may be entitled, at law or in equity. In particular, the parties acknowledge that the Business is unique and recognize and affirm that in the event any Seller breaches this Agreement, money damages would be inadequate and the Purchaser would have no adequate remedy at law, so that the Purchaser shall have the right, in addition to any other rights and remedies in its favor, to enforce its rights and the Sellers’ obligations hereunder not only by action for damages but also by action for specific performance, injunctive, and/or other equitable relief.

9.4 Disputes.

(a) Mediation. In case of a dispute between the parties with respect to those matters set forth in Section 4.2(d), Section 6.1(i) or Section 6.2(i) of this Agreement, either party may require the other to participate in non- binding commercial mediation proceedings, whereupon each party shall participate in such mediation in good faith in an effort to resolve their differences. The mediation shall be administered by the American Arbitration Association (“AAA”) under its Commercial Mediation Rules then in effect (insofar as such rules are not inconsistent with the provisions of this Agreement), and shall be conducted at a location mutually agreed to by the Parties (or determined by the mediator, if the parties fail to so agree), before a sole, neutral, and impartial mediator mutually agreed to by the parties or, if the parties fail to so agree, chosen by the AAA. Any person who serves as mediator shall possess the qualifications necessary to serve as an arbitrator under the American Arbitration Association’s Commercial Arbitration Rules for Large, Complex Commercial Disputes (with the intent of the foregoing being to ensure that the person serving as mediator possesses sufficient experience in large, complex commercial disputes to serve a useful role as mediator with respect to disputes described in this Section 9.4(a)) and, more specifically, shall possess significant knowledge and experience in the information technology industry. The mediator shall be selected, as described above, and the mediation commenced, no later than thirty (30) days after the delivery of the applicable written demand for mediation. The mediation shall be concluded, regardless of whether the applicable Dispute has then been resolved, within seventy-five (75) days after delivery of the applicable written demand for mediation. Each party shall pay its own expenses incurred in connection with any mediation, and each party shall share equally the costs of the mediator and AAA and any other third-party costs and expenses of the mediation. The mediation will be treated as a confidential settlement discussion and none of the proposals, counter-proposals or statements made in the course of the mediation will be disclosed to any third party (including any arbitrator) or admissible for any purpose in any other proceeding. The mediator will not testify for either party in any later proceeding related to the dispute. No recording or transcript will be kept of the mediation proceedings. Notwithstanding the foregoing, a party will not be required to engage in mediation of a dispute beyond a time that is ninety (90) days before expiration of the statute of limitations applicable to that dispute.

(b) Fees and Costs. During the pendency of any legal proceeding arising under or related to this Agreement, each party shall bear its own attorneys’ fees and costs. The prevailing party in any legal proceeding under this Agreement will be entitled to recover its reasonable fees and costs incurred in the proceeding including reasonable attorneys’ and experts’ fees and costs from the non-prevailing party.

9.5 Binding Effect and Assignment. This Agreement binds and benefits the parties and their respective successors and assignees. This Agreement shall not be assignable by either party hereto without the prior written consent of the other parties, except that the Purchaser may assign, without the consent of the Sellers, its rights and obligations hereunder (provided that the Purchaser remains liable for all payment obligations by the Purchaser hereunder), in whole or in part, to any directly or indirectly wholly-owned subsidiary of Reed Elsevier Group plc, and all representations, warranties, covenants and agreements made or given by the Sellers hereunder shall inure to the benefit of such assignee.

9.6 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

9.7 Entire Agreement. This Agreement and the Transaction Agreements together with their respective exhibits and schedules constitute the final agreement among the parties, and are the complete and exclusive statement of the parties’ agreement on the Contemplated Transactions. All prior and contemporaneous negotiations and agreements among the parties on the matters contained in this Agreement and the Transaction Agreements to which it is a party are superseded by this Agreement and such Transaction Agreements. The parties acknowledge that except as expressly provided in Article 2 or in the Transaction Agreements, the Sellers have not made and are not making, and the Purchaser is not relying upon, any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement or the Contemplated Transactions, express or implied. Without limiting the foregoing and except as provided herein, each party as acknowledging party acknowledges that (i) no counsel or advisor to the other party has undertaken any duty to the acknowledging party; (ii) no counsel or advisor to the other party has made any representations or promises to the acknowledging party; and (iii) the acknowledging party is not relying upon any representation, promise or other statement from or information provided by any counsel or advisor to the other party in connection with this Agreement, the Transaction Agreements, or the Contemplated Transactions. For these purposes, the other party’s counsel includes all lawyers, and all persons working under the supervision of lawyers, who are working on behalf of the other party in connection with this Agreement, the Transaction Agreements, or the Contemplated Transactions, whether employed by the other party or affiliated with the other party’s outside law firm.

9.8 Remedies Cumulative. The rights and remedies provided in this Agreement and the other Transaction Agreements shall be cumulative and not alternative, shall be independent of each other and shall not preclude the assertion by either party hereto of any other rights or the seeking of any other remedies against the other party hereto under this Agreement or any other Transaction Agreement.

9.9 Counterparts. The parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the party that signed it, and all of which together constitute one agreement. This Agreement is effective upon delivery of one executed counterpart from each party to the other parties. The signatures of all parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission which includes a copy of the sending party’s signature(s) is as effective as signing and delivering the counterpart in person.

9.10 Expenses. Except to the extent specified otherwise in this Agreement, each party will pay its own professional fees and other expenses incurred by it in connection with this Agreement and the transactions contemplated by this Agreement.

9.11 Amendment. The parties may amend this Agreement only by a written agreement signed by each party to be bound by the amendment and that identifies itself as an amendment to this Agreement.

9.12 Waiver. The parties may waive a provision of this Agreement only by a writing signed by the party intended to be bound by the waiver. A party is not prevented from enforcing any right, remedy or condition in the party’s favor because of any failure or delay in exercising any right or remedy or in requiring satisfaction of any condition, except to the extent that the party specifically waives the same in writing. A written waiver given for one matter or occasion is effective only in that instance and only for the purpose stated. A waiver once given is not to be construed as a waiver for any other matter or occasion. Any enumeration of a party’s rights and remedies in this Agreement is not intended to be exclusive, and a party’s rights and remedies are intended to be cumulative to the extent permitted by law and include any rights and remedies authorized in law or in equity.

9.13 Notices. Each party giving any notice required or permitted under this Agreement will give the notice in writing, and use one of the following methods of delivery to the party to be notified, at the address set forth below or another address of which the sending party has been notified in accordance with this Section 9.13: (a) personal delivery, (b) facsimile or telecopy transmission with a reasonable method of confirming transmission, (c) commercial overnight courier with a reasonable method of confirming delivery, or (d) pre-paid, United States of America certified or registered mail, return receipt requested. Notice to a party is effective for purposes of this Agreement only if given as provided in this Section 9.13 and if the intended addressee has actually received the notice.

If to the Sellers:	Eclipsys Corporation Three Ravinia Drive, Suite 1000 Atlanta, GA 30346 Facsimile: 404.847.5777 Attention: General Counsel

With a copy to:	Baker & McKenzie LLP 130 East Randolph Street, Suite 3900 Chicago, IL 60601 Facsimile: 312.698.2290 Attention: Christopher M. Bartoli

If to the Purchaser:	Elsevier Inc. 360 Park Avenue South New York, NY 10010-1710 Facsimile: 212.462.1941 Attention: Maureen McArdle Deputy General Counsel

With a copy to:	Thelen Reid Brown Raysman & Steiner LLP 875 Third Avenue New York, NY 10022 Facsimile: 212.603.2001 Attention: Jonathan J. Russo

9.14 Construction of Agreement.

(a) Where this Agreement states that a party “shall” or “will” perform in some manner or otherwise act or omit to act, it means that the party is legally obligated to do so in accordance with this Agreement.

(b) In the negotiation of this Agreement, each party has received advice from its own attorney. This Agreement is not to be construed for or against any party based on which party drafted any of the provisions of this Agreement.

(c) The captions, titles and headings, and table of contents, included in this Agreement are for convenience only, and do not affect this Agreement’s construction or interpretation.

(d) This Agreement does not, and is not intended to, confer any rights or remedies in favor of any person other than the parties signing this Agreement, except as may be specifically set forth in other provisions of this Agreement.

(e) The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance. Any reference in this Agreement to wire transfers or other payments requires payment in dollars of the United States of America unless some other currency is expressly stated in that reference.

(f) Any reference in this Agreement to the singular includes the plural where appropriate. Any reference in this Agreement to the masculine, feminine or neuter gender includes the other genders where appropriate.

9.15 No Joint Venture. Nothing in this Agreement or any of the Transaction Agreements creates a joint venture or partnership between the parties. Neither this Agreement nor any of the Transaction Agreements authorizes any party (a) to bind or commit, or to act as an agent, employee or legal representative of, another party, except as may be specifically set forth in other provisions of this Agreement or any of the Transaction Agreements, or (b) to have the power to control the activities and operations of another party. The parties are independent contractors with respect to each other under this Agreement and the Transaction Agreements. Each party agrees not to hold itself out as having any authority or relationship contrary to this Section 9.15.

9.16 No Third Party Beneficiaries. Subject to Section 6.1 and Section 6.2 hereof, nothing herein, express or implied, is intended or shall be construed to confer upon or give to any person, firm, corporation or legal entity, other than the parties hereto, any rights, remedies or other benefits under or by reason of this Agreement.

(This space intentionally left blank –signature page follows)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

“Purchaser”		“Eclipsys”

Elsevier Inc., a New York corporation		Eclipsys Corporation, a Delaware corporation

By:	/s/ Brian Naim	By:	/s/ R. Andrew Eckert
Name:	Brian Naim	Name:	R. Andrew Eckert
Title:	Chief Executive Officer Health Sciences Division	Title:	President and Chief Executive Officer

“Solutions”		The “Company”

Eclipsys Solutions Corporation, a Delaware corporation		CPM Resource Center, Inc., a Delaware corporation

By:	/s/ R. Andrew Eckert	By:	/s/ Robert J. Colletti
Name:	R. Andrew Eckert	Name:	Robert J. Colletti
Title:	President and Chief Executive Officer	Title:	SVP and Chief Financial Officer

EXHIBIT A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

“Accounts Receivable” means (a) all trade accounts receivable and other rights to payment from customers of the Company and the Business related to the period prior to Closing and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped, products sold or services rendered to customers of the Company or the CPMRC Business related to the period prior to Closing, (b) all other accounts or notes receivable of the Company or the CPMRC Business related to the period prior to Closing and the full benefit of all security for such accounts or notes, and (c) any claim, remedy or other right related to any of the foregoing.

“Affiliate” means (A) in the case of an individual, the members of the immediate family (including siblings and children) of (i) the individual and (ii) the individual’s spouse, and (iii) any Business Entity that directly or indirectly, through one or more intermediaries controls, or is controlled by, or is under common control with any of the foregoing individuals, or (B) in the case of a Business Entity, another Business Entity or a person that directly or indirectly, through one or more intermediaries controls, or is controlled by, or is under common control with the Business Entity.

“Affiliated Group” means a group of corporations with which the Company has filed or would be required to file consolidated, combined, unitary or similar Tax Returns.

“Agreement” has the meaning set forth in the introductory paragraph.

“Assumed Liabilities” has the meaning set forth in Section 1.4.

“Bill of Sale” means that certain Bill of Sale and Assignment and Assumption Agreement among the Sellers and the Purchaser to be entered into concurrently with the Closing.

“business day” means any day other than Saturday, Sunday or any day on which banking institutions in the State of New York closed either under applicable law or action of any Governmental Entity.

“Business Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Business License Agreement” or “Business License Agreements” has the meaning set forth in Section 2.13(c).

“Business Marks” has the meaning set forth in Section 2.13(h).

“Business-Related Intellectual Property” means the Licensed Intellectual Property and the Proprietary Intellectual Property.

“CERCLA” means the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“CICC” means the computer-based interdisciplinary clinical content consisting of a clinical information data base of Clinical Practice Guidelines and associated metadata and relationships that provide a foundation for electronic health record documentation and planning tools based upon the Clinical Practice Guidelines, as such database and associated metadata and relationships exist on the Closing Date.

“Claims” means any security interests, liens, pledges, charges, escrows, options, rights of first refusal, mortgages, indentures, security agreements or other encumbrances, restrictions, claims, agreements, arrangements or commitments of any kind or character, whether written or oral and whether or not relating in any way to credit or the borrowing of money.

“Clinical Practice Guidelines” means the 190 evidence-based recommendations for interdisciplinary clinical practice that have been developed based upon clinical research and best practices written by subject matter experts, and validated by consensus of consortium members, as such guidelines exist on the Closing Date.

“Closing” has the meaning set forth in Section 1.6.

“Closing Date” has the meaning set forth in Section 1.6.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the paragraph following the introductory paragraph and shall include all predecessor entities to the Company.

“Company Stock Plan” means any stock option plan or other stock or equity-related plan of the Company.

“Consultants” has the meaning set forth in Section 2.20(a).

“Consulting and Subcontracting Agreement” means that certain Consulting and Subcontracting Agreement between Eclipsys and the Purchaser to be entered into concurrently with the Closing.

“Contemplated Transactions” means the Transaction and each of the other transactions contemplated by this Agreement and the Transaction Agreements.

“Covered Employees” has the meaning set forth in Section 8.1(a).

“CPMRC” shall mean the business division of the Purchaser as well as any business or businesses conducted by any subsidiary or affiliated corporations of the Purchaser, in each case that represents a succession to and a continuation of any part of the CPMRC Business, and development and sale of license of versions of the CPMRC Content incorporated in or accessible through software.

“CPMRC Business” means (a) the development and maintenance of CPMRC Content and the marketing and sale of (i) paper versions of the CPMRC Content; (ii) books, journal articles, CDs and videos containing the CPMRC Content; and (iii) the CICC format of the CPMRC Content to Epic Systems Corporation; (b) the provision of Restricted Services; (c) the provision of lecturers and speaking engagements by the Employees concerning the CPMRC Content and related matters; and (d) conduct of the CPMRC client consortium and related activities. Without limitation, the CPMRC Business does not include the Excluded Assets and related activities of Eclipsys or any of its subsidiaries other than the Company, or consulting and other professional services provided by Eclipsys or any of its subsidiaries other than the Company, other than the Restricted Services.

“CPMRC Content” means the information that is, or at any time in the past has been, collected, created, managed, and distributed by the Sellers (or any of them) in the course of the CPMRC Business as of the Closing Date, and all Intellectual Property inherent therein or appurtenant thereto, including without limitation the following components (and the Intellectual Property associated therewith), together with their respective successors as in existence on the Closing Date:

(1) CICC Version 2.0 information (the information contained with the CICC database to date and the CICC Updates described in Section 4.2(d)). Such information consists of the following, provided that some portions of items (b) through (k) may not be expressed directly in CICC but are nevertheless part of the CPMRC Content:

(a) the Clinical Practice Guidelines;

(b) CPMRC patient and family profiles, which are structured data elements used to facilitate the initial interview with the patient;

(c) CPMRC discipline specific evaluations, which are structured data elements used for initial ongoing and discharge patient evaluations;

(d) CPMRC specialized care records, which are structured and flowsheet type data elements used in the care of certain patient populations (including but not limited to mechanical ventilation, I&O, vital signs, labor, delivery);

(e) the CPMRC Plan of Care;

(f) CPMRC patient care summary, which contains assessments, evaluations, interventions, procedures, treatments, patient responses related to the interdisciplinary team’s day-to-day care processes;

(g) CPMRC education outcome records, which is used to record patient/family education outcomes and progress toward goals as well as record education and information provided to a patient/family. The education outcome records correspond to the Clinical Practice Guidelines as well as provide guideline independent teaching topics;

(h) Professional practice framework, which is an organizing model that includes all components of the CPMRC products and professional services;

(i) CPMRC professional exchange, which is a format and methodology for interdisciplinary team communication;

(j) CPMRC guideline assessment/outcome evaluation, which contains assessment content related to the Clinical Practice Guidelines and evaluation of patient outcomes;

(k) CPMRC discharge summaries, which contain data elements related to the patient discharge process.

(2) Associated product reference guide, which is the technical manual and the clinical manual produced by the Employees;

(3) Other guides on how to utilize and implement content, which include the technical manual that describes the database schema;

(4) Paper and multimedia products, including but not limited to books, journal articles, CDs, DVDs, powerpoint presentations, consortium management tools, planning tools, assessment tools, user manuals, guides, mapping and other materials describing or intended to facilitate best use and practice integration of the other elements of CPMRC Content; and

(5) All notes, research, diagrams, explanations, flowcharts, instructions, methodologies, or other documentation pertaining to the development, use or maintenance of the other elements of CPMRC Content.

For avoidance of doubt, CPMRC Content does not include any customized content developed by or on behalf of any Seller pursuant to special orders by individual clients.

“CPMRC Content Orders” means, for any period, the aggregate amount of Content Fees (as defined in the Reseller Agreement) expected to be payable by Eclipsys to the Purchaser in respect of the CPMRC Content licensed by Eclipsys to an End User over the initial term of that End User’s Contract (pursuant to and as such terms are defined in the Reseller Agreement), and as reflected in a Qualified Purchase Order for sales of CPMRC Content made in that period.

“Customer Deliverables” means tangible expressions of (a) the CPMRC Content, (b) the other products of the Company as of March 5, 2004 that remain in existence as of the Closing Date, (c) the other products, if any, of any Seller that have been developed by the Employees or the Consultants since March 5, 2004 in connection with the CPMRC Business, (d) the other products, if any, of any Seller that are used primarily in connection with the CPMRC Business as of the Closing Date, and (e) the Restricted Services, but, for the avoidance of doubt, does not mean or include KBC.

“Damages” means any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), monetary damages, fines, fees, penalties, interest obligations, losses and expenses (including amounts paid in settlement, interest, court costs, reasonable costs of investigators, reasonable fees and expenses of attorneys, accountants, financial advisors and other experts, and other reasonable expenses of litigation).

“Deferred Revenue Amount” means the deferred revenue of the CPMRC Business (including, for the purposes of this calculation, both the current and long-term portions) as of the Closing Date.

“Deferred Revenue Statement” has the meaning set forth in Section 1.8(a).

“Domain Names” has the meaning set forth in Section 2.13(g).

“Earnout Amount” has the meaning set forth in Section 1.3(b)(i).

“Eclipsys Common Stock” means the shares of common stock, $0.01 par value per share, of Eclipsys.

“Eclipsys/CPMRC Merger Agreement” means that certain Agreement and Plan of Merger, dated as of February 20, 2004, by and among Eclipsys, the Company, Bonnie L. Wesorick and CPMRC Resource Center, Ltd., a Michigan corporation.

“Eclipsys Marks” has the meaning set forth in Section 8.2(a).

“Eclipsys Services Methodologies” means all Intellectual Property used in or related to services provided by Eclipsys or its Affiliates other than the Company to clients, and all elements and derivatives thereof, and all Intellectual Property therein, but not including the Restricted Services or any Intellectual Property that is a Transferred Asset.

“Eclipsys Software” means all software provided by Eclipsys or its Affiliates to clients and all elements and derivatives thereof, and all Intellectual Property therein (except to the extent, if any, such Intellectual Property is a Transferred Asset), including, without limitation, KBC. For the avoidance of doubt, CICC is CPMRC Content, not Eclipsys Software.

“Employee Benefit Plan” means any “employee benefit pension plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, program, agreement or arrangement involving direct or indirect compensation or other benefits, including, insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation covering current or former Employees or Consultants (or any beneficiary thereof) maintained by any Seller or any ERISA Affiliate thereof.

“Employees” has the meaning set forth in Section 2.20(a).

“Environmental Law” means any law statute, rule or regulation of any Governmental Entity or the common law relating to the environment or occupational health and safety, including, any statute, regulation or order pertaining to (i) treatment, storage, disposal, generation and transportation of toxic or hazardous substances or solid or hazardous waste; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release or threatened release into the environment of toxic or hazardous substances, or solid or hazardous waste, including emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals; (v) the protection of wild life, marine sanctuaries and wetlands, including all endangered and threatened species; (vi) storage tanks, vessels and containers; (vii) underground and other storage tanks or vessels, abandoned, disposed or discarded barrels, containers and other closed receptacles; (viii) health and safety of employees and other persons; and (ix) manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or oil or petroleum products or solid or hazardous waste. As used above, the terms “release” and “environment” have the meaning set forth in the CERCLA.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined in Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or the Seller.

“Estimated Deferred Revenue Amount” means $1,867,584, which is the good faith estimate of the deferred revenue of the CPMRC Business (including, for the purposes of this calculation, both the current and long-term portions) as of the Closing Date as mutually determined by the Seller and Purchaser.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” has the meaning set forth in Section 1.2.

“Excluded Liabilities” has the meaning set forth in Section 1.5.

“Fair Market Value” means, as of a particular date (the “Valuation Date”), the following: (a) if the Eclipsys Common Stock is then listed or quoted on an exchange or is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System (“NASDAQ”), the closing sale price of one share of Eclipsys Common Stock on such exchange on the last trading day prior to the Valuation Date or, if no such closing sale price is available, the average of the high bid and the low asked price quoted thereon on the last trading day prior to the Valuation Date; (b) if the Eclipsys Common Stock is not then listed or quoted on an exchange or on NASDAQ and if prices for the Eclipsys Common Stock are then quoted on the OTC Bulletin Board or such similar exchange or association, the closing sale price of one share of the Eclipsys Common Stock on the OTC Bulletin Board or such other exchange or association on the last trading day prior to the Valuation Date or, if no such closing sale price is available, the average of the high bid and the low asked price quoted thereon on the last trading day prior to the Valuation Date; or (c) if the Eclipsys Common Stock is not then listed or quoted on an exchange or on NASDAQ or quoted on the OTC Bulletin Board or such other exchange or association, the fair market value of one share of Eclipsys Common Stock as of the Valuation Date shall be determined in good faith by the Board of Directors of Eclipsys.

“Financial Information” means the unaudited (i) balance sheet of the CPMRC Business as at September 30, 2007, and (ii) statements of operations of the CPMRC Business for the year ended December 31, 2006, and the nine months ended September 30, 2007, which are attached as Section 2.6(a) of the Seller Disclosure Schedule.

“Future Business Information” has the meaning set forth in Section 8.6.

“GAAP” means generally accepted accounting principles in the United States, consistently applied throughout the periods involved.

“Governmental Entity” means any of the following: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Indemnified Party” has the meaning set forth in Section 6.4(a).

“Indemnifying Party” has the meaning set forth in Section 6.4(a).

“Intellectual Property” means all of the following anywhere in the world and all legal rights, title, or interest in the following arising under the laws of the United States, any state, or any other country or international treaty regime, whether or not filed, perfected, registered or recorded and whether now or later existing, filed, issued or acquired, including all renewals:

(i) all patents and applications for patents and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part;

(ii) all copyrights, copyright registrations and copyright applications, copyrightable works, and all other corresponding rights;

(iii) all mask works, mask work registrations and mask work applications, and all other rights relating to semiconductor design and topography;

(iv) all industrial designs, industrial models, utility models, certificates of invention and other indices of invention ownership, and any related registrations and applications;

(v) all trade dress and trade names, logos, Internet addresses and domain names, trademarks and service marks and related registrations and applications, including any intent to use applications, supplemental registrations and any renewals or extensions, all other indicia of commercial source or origin, and all goodwill of the person’s business associated with any of the foregoing;

(vi) all inventions (whether patentable or not and whether or not reduced to practice), invention disclosures, invention notebooks, file histories, know how, technology, technical data, trade secrets, confidential business information, manufacturing and production processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans, and customer, distributor, reseller and supplier lists and information, correspondence, records, and other documentation, and other proprietary information of every kind;

(vii) all computer software including but not limited to all source code, object or executable code, firmware, software compilations, software implementations of algorithms, software tool sets, compilers, software models and methodologies, development tools, files, records, technical drawings, and data relating to the foregoing;

(viii) all databases and data collections and all rights in the same;

(ix) all rights of paternity, integrity, disclosure, and withdrawal, and any other rights that may be known or referred to as “moral rights,” in any of the foregoing;

(x) any rights analogous to those set forth in the preceding clauses and any other proprietary rights relating to intangible property;

(xi) all tangible embodiments of any of the foregoing, in any form and in any media, in the possession of the person (or other persons engaged or retained by the person);

(xii) all versions, releases, upgrades, derivatives, enhancements and improvements of any of the foregoing; and

(xiii) all statutory, contractual and other claims, demands, and causes of action for royalties, fees, or other income from, or infringement, misappropriation or violation of, any of the foregoing, and all of the proceeds from the foregoing which are accrued and unpaid as of, and/or accruing after, the date of this Agreement.

“Internal Systems” means the internal computer system equipment and the software of any Seller used primarily in connection with the CPMRC Business that is specifically set forth in Section 1.1(e) of the Seller Disclosure Schedule.

“KBC” means Eclipsys’ proprietary Knowledge Based Charting software and all fixes, corrections, updates, upgrades, new versions, and derivatives thereof (which, for avoidance of doubt, excludes the CPMRC Content).

The terms “Knowledge” and “Known” will qualify the matter referred to as follows with respect to the Sellers, the actual knowledge of Diane Hanson, Amanda Richardson, Tom Cooke, John McAuley, Chuck Tuchinda or Robert Colletti, or any other knowledge which any of them would have possessed had they made reasonable inquiry with respect to the matters in question.

“law” means any foreign, federal, state or local statute, ordinance, regulation, rule, code, treaty, common law or other form of law.

“Lease” means any lease for real property used primarily in the CPMRC Business.

“Legal Proceeding” means any action, suit, litigation, arbitration proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving any court or other Governmental Entity or any arbitrator or arbitration panel.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

“License Agreement” means that certain License Agreement between Eclipsys and the Purchaser to be entered into concurrently with the Closing.

“Licensed Intellectual Property” means all Intellectual Property licensed by any Seller from a third party as of the Closing Date that was licensed for, and is used primarily in connection with, the CPMRC Business.

“Material Adverse Change” means a change which would or could have a Material Adverse Effect.

A violation or other matter is deemed to have a “Material Adverse Effect” on (i) the Purchaser, if such violation or other matter would have a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or on the ability of the Purchaser to consummate the Contemplated Transactions, (ii) the Sellers, if such violation or other matter would have a material adverse effect on the ability of the Sellers to perform their respective obligations under this Agreement or on the ability of the Sellers to consummate the Contemplated Transactions, or (iii) the CPMRC Business, if such violation or other matter either individually or in the aggregate with all other circumstances, changes or effects, has a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations or business prospects of the CPMRC Business, but excluding (a) effects or changes that are generally applicable to the industry in which the Company or the CPMRC Business operates, (b) changes in the United States or world financial markets or general economic conditions, (c) effects or changes resulting from the enactment or implementation of any new law or accounting rule or requirement (including changes in existing laws, rules or requirements), (d) effects or changes resulting from the execution, delivery or performance of this Agreement or any Transaction Agreement (including any announcement relating to this Agreement), (e) effects or changes related to or resulting from natural disasters, acts of war, sabotage or terrorism, military actions or the escalation thereof, or (f) effects or changes resulting from actions of the Purchaser.

“Materials of Environmental Concern” means any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such material) listed or subject to regulation under any law, statute, rule, regulation, order, Permit, or directive due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

“Most Recent Balance Sheet” means the unaudited balance sheet of the CPMRC Business as of the Most Recent Balance Sheet Date.

“Most Recent Balance Sheet Date” means September 30, 2007.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount) of the CPMRC Business.

“Permits” means all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property).

“person” means any individual, Entity or Governmental Entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

“Post-Closing Period” means any taxable period or portion of a period that begins after the Closing Date.

“Pre-Closing Period” means any taxable period or portion of a period that begins on or before the Closing Date and ends on the Closing Date.

“Proprietary Intellectual Property” means all Intellectual Property (i) owned by the Company as of March 5, 2004, (ii) developed by the Employees or the Consultants, related primarily to the CPMRC Business, and owned by any Seller since March 5, 2004, or (iii) that is owned by any Seller and is used primarily in connection with the CPMRC Business as of the Closing Date, if any.

“Purchase Price” has the meaning set forth in Section 1.3(a).

“Purchaser” has the meaning set forth in the introductory paragraph.

“Purchaser Indemnitees” has the meaning set forth in Section 6.1.

“Purchaser’s Plans” means the employee benefit plans and programs sponsored, maintained or contributed to by the Purchaser (including any severance plans).

“Qualified Purchase Order” means a purchase order submitted by Eclipsys to the Purchaser pursuant to and in conformity with Section 4(j) of the Reseller Agreement.

“Reseller Agreement” means the Reseller Agreement between Eclipsys and the Purchaser to be entered into concurrently with the Closing.

“Restricted Period” has the meaning set forth in Section 8.3(a).

“Restricted Services” has the meaning set forth in Section 8.4(b).

“Security Interest” means any mortgage, pledge, security interest, encumbrance, charge or other lien (whether written or oral or whether arising by contract or by operation of law), other than (i) mechanic’s, materialmen’s and similar liens, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, and (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of CPMRC Business.

“Seller” and “Sellers” have the respective meanings set forth in the introductory paragraph.

“Seller CPMRC Assets” means all assets, properties, privileges, rights, interests and claims, real and personal, tangible and intangible, of every type and description that (i) were owned, leased, used or held for use by the Company as of March 5, 2004 that remain in existence as of the Closing Date, (ii) were developed by the Employees or the Consultants since March 5, 2004 and are owned, leased, used or held for use by any Seller primarily in the CPMRC Business and remain in existence as of the Closing Date, or (iii) are owned, leased, used or held for use primarily in the CPMRC Business by any Seller, other than the Excluded Assets.

“Seller Disclosure Schedule” has the meaning set forth in introductory language to Article 2.

“Seller Indemnitees” has the meaning set forth in Section 6.2.

“Seller Knowledge Persons” means Diane Hanson, Amanda Richardson, Tom Cooke, Chuck Tuchinda, John McAuley, and Robert Colletti.

“September Consortium” means the meeting of the CPMRC Content licensees held in September 2007.

“Tangible Transferred Assets” means (i) all of the assets listed in Section 2.10(b) of the Seller Disclosure Schedule and (ii) all computer equipment (including all CPUs, peripheral devices, storage devices, servers and cables), office furniture, fixtures and other fixed assets located at the Company’s premises at 600 – 28th St., S.W., Grand Rapids, MI 49609 or otherwise used primarily in connection with the CPMRC Business, all hard copies of the CPMRC Content and all CDs, DVDs, tapes, hard drives and other media containing electronic copies of the CPMRC Content, but for the avoidance of doubt, not KBC.

“Tax” (and, with correlative meaning “Taxes”) means all taxes, including income, gross receipts, ad valorem, value-added, goods and services, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, workers compensation, profits, license, lease, service, service use, severance, stamp, occupation, windfall profits, customs, duties, franchise, net worth, commercial profits and other taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof, and including any liability for the Taxes of another person.

“Tax Contest” means any audit, claim, dispute, examination, controversy or proceeding relating to Taxes.

“Tax Returns” means all reports, returns, declarations, statements, estimate, notice, form or other information required to be supplied to a taxing authority in connection with Taxes, including any attachments, schedules or supplements thereto.

“Transaction” has the meaning set forth in the paragraph following the introductory paragraph.

“Transaction Agreements” means this Agreement, the License Agreement, the Consulting and Subcontracting Agreement, the Reseller Agreement, the Transition Services Agreement and the Bill of Sale.

“Transferred Assets” has the meaning set forth in Section 1.1.

“Transferring Contracts” means all contracts, agreements, arrangements and understandings which are set forth in Section 2.14(a) of the Seller Disclosure Schedule and identified therein as a contract to be assigned to and assumed by Purchaser or subcontracted to the Purchaser in whole or in part pursuant to the terms of this Agreement or the Consulting and Subcontracting Agreement.

“Transition Services Agreement” means the Transition Services Agreement between Eclipsys and the Purchaser to be entered into concurrently with the Closing.

“Welfare Plan” means any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any short-term disability program classified as a “payroll practice,” any group health plan within the meaning of Code Section 105, any cafeteria plan within the meaning of Code Section 125, any dependent care assistance program within the meaning of Code Section 129, any adoption assistance plan within the meaning of Code Section 137, any tuition assistance plan within the meaning of Code Section 127, and any qualified transportation plan within the meaning of Code Section 132.